As filed with the Securities and Exchange Commission on September 25, 2003
Registration No. 333-91570

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment  No. 1

to

FORM S-3

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

CHORDIANT SOFTWARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	93-1051328
(State of incorporation)	(I.R.S. Employer Identification No.)

Stephen Kelly
Chordiant Software, Inc.
Chief Executive Officer
20400 Stevens Creek Blvd., Suite #400
Cupertino, CA 95014
(408) 517-6100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Nancy H. Wojtas, Esq.
Danielle E. Reed, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94036
(650) 843-5000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1),(2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
Common Stock to be offered by selling security holders	479,100	$1.77	$848,000.70	$78.02
Total	479,100	$1.77	$848,000.70	$78.02

(1) Pursuant to Rule 416 of the Securities Act, this Registration Statement also covers such indeterminable additional shares as may become issuable as a result of any future stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the high and low prices of our common stock on June 26, 2002, as quoted on the Nasdaq National Market.

(3) Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated September 25, 2003

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

CHORDIANT SOFTWARE, INC.

479,100 Shares of Common Stock

The selling stockholder, Canadian Imperial Holdings Inc., may sell up to 479,100 shares of common stock, par value $0.001, of Chordiant Software, Inc., a Delaware corporation. The selling stockholder may sell its shares of our common stock in one or more transactions on the Nasdaq National Market at prevailing market prices or at privately negotiated prices, directly or through agents, brokers, dealers or underwriters. The selling stockholder may be deemed to be an "Underwriter" as such term is defined in the Securities Act of 1933. We will not receive any portion of the proceeds from the sale of these shares by the selling stockholder.

Our common stock is traded on the Nasdaq National Market under the symbol "CHRD." The closing sale price on September 18, 2002, as reflected on the Nasdaq National Market, was $0.86 per share.

We will not pay for underwriting discounts and selling commissions related to the sale of the shares.

Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information or representation provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus, shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

Chordiant and the Chordiant logo are registered trademarks of Chordiant Software, Inc. This prospectus also includes trademarks owned by other parties. All other trademarks mentioned are the property of their respective owners.

September 25, 2003

Where you can find more information
Documents Incorporated by Reference

Summary
The Company
Risk Factors
Use of Proceeds
Selling Stockholder
Plan of Distribution
Legal Matters
Experts
Signatures

4

WHERE YOU CAN FIND MORE INFORMATION

Our annual, quarterly, and special reports, proxy statements and other information are filed with the Securities and Exchange Commission (the "SEC") as required by the Securities Exchange Act of 1934 (the "Exchange Act"). You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the Internet website address http://www.sec.gov. Our common stock is listed on the Nasdaq National Market, and you may also inspect and copy these reports, proxy statements and other information at the offices of the Nasdaq Stock Market, 1735 K Street, NW, Washington, D.C. 20006.

This prospectus provides a general description of the common stock being registered. This prospectus is a part of a registration statement that we have filed with the SEC. To see more detail you should read all exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules thereto as described above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" other information that we file or have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we later file with the SEC will automatically update and replace the information in this prospectus. We incorporate by reference the documents listed below:

1. Our Annual Report on Form 10-K for the year ended December 31, 2001;

2. Our Definitive Proxy Statement dated April 30, 2002 filed in connection with our 2002 Annual Meeting of Stockholders;

3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

4. Our Current Reports on Form 8-K, filed with the SEC on April 12, 2002, May 29, 2002,  June 17, 2002,  June 21, 2002, June 28, 2002, July 11, 2002, and July 12, 2002;

5. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on February 7, 2000; and

6. Any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, until the selling stockholder has sold all of the securities that we have registered with this prospectus.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Chordiant Software, Inc.

Attention: Investor Relations

20400 Stevens Creek Blvd., Suite #400

Cupertino, CA 95014

(408) 517-6100

FINANCIAL STATEMENT TABLE OF CONTENTS

Financial Statements Table of Contents

Report of Independent Auditors

The Board of Directors and Stockholders

OnDemand, Inc.

We have audited the accompanying balance sheet of OnDemand, Inc. as of September 30, 2001 and 2000, and the related statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OnDemand, Inc. at September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

November 20, 2001,

except for Note 12 as to which the date is

February 22, 2002

 ONDEMAND,  INC.
 BALANCE SHEETS
(In thousands, except share data)

	September 30, 2001	September 30, 2000
ASSETS
Current assets:
Cash and cash equivalents	$11,920	$18,651
Accounts receivable, net	162	190
Prepaids and other current assets	143	61

Total current assets	12,225	18,902
Property and equipment
Computer equipment	1,701	953
Computer software	345	100
Furniture and fixtures	234	11

	2,280	1,064
Accumulated depreciation	(915)	(312)

	1,365	752
Other long-term assets
Product software, net	241	238
Other long-term assets	94	84
Debt issuance costs, net	208	128
Intangible assets, net	436	--

	979	450

Total assets	$14,569	$20,104

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$224	$1,200
Accrued liabilities	997	1,214
Line of credit, current	1,319	1,335
Capital lease, current	8	46
Deferred revenue	318	428
Deferred rent	--	40

Total current liabilities	2,866	4,263

Line of credit, non current	1,333	--
Capital lease, non current	25	36

Commitments

Redeemable convertible preferred stock, $0.001 par value, 30,000,000 shares authorized:
Series A: 150,670 shares designated, 150,670 shares issued and outstanding in 2001 and 2000, liquidation value of $115 and $113 at September 30, 2001 and 2000	121	120
Series B: 2,238,216 shares designated, 1,917,336 shares issued and outstanding in 2001 and 2000, liquidation value of $2,686 and $2,684 at September 30, 2001 and 2000	4,730	4,728
Series C: 8,100,000 shares designated, 6,818,956 shares issued and outstanding in 2001 and 2000, liquidation value of $9,551 and $9,547 at September 30, 2001 and 2000	10,676	10,672
Series D: 16,250,000 shares designated, 15,846,041and 9,453,719 shares issued and outstanding in 2001 and 2000, liquidation value of $30,758 and $18,340 at September 30, 2001 and 2000	30,857	18,318

Stockholders' Deficit:
Common Stock, $0.0001 part value: 45,000,000 shares authorized, 4,357,350 and 4,074,920 shares issued and outstanding in 2001 and 2000, respectively	4	4
Additional paid-in capital	1,714	1,619
Notes receivable from stockholders	(167)	(199)
Deferred compensation	(291)	(625)
Accumulated deficit	(37,299)	(18,832)

Total stockholders' deficit	(36,039)	(18,033)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$14,569	$20,104

The accompanying notes are an integral part of these  financial statements.

Financial Statements Table of Contents

 ONDEMAND,  INC.
STATEMENTS OF OPERATIONS
(In thousands)

	Year ended
	September 30, 2001	September 30, 2000
Revenues	$1,730	$672
Cost of revenues	4,668	1,372

Gross profit (loss)	(2,938)	(700)

Operating expenses:
Sales	3,454	1,780
Marketing	4,409	4,092
Research and development	4,203	1,611
General and administrative	2,769	1,969
Amortization of intangible assets	1,180	--

Total operating expenses	16,015	9,452

Loss from operations	(18,953)	(10,152)

Interest income	984	149
Interest and other expenses	(473)	(1,399)

Net loss and comprehensive net loss	(18,442)	(11,402)

Accretion of redemption value of redeemable convertible preferred stock	(25)	--

Net loss applicable to common stockholders	$(18,467)	$(11,402)

The accompanying notes are an integral part of these  financial statements.

Financial Statements Table of Contents

 ONDEMAND, INC.
 STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount

Balances at September 30, 1999	--	$--	1,596,316	$3,946	2,273,816	$2	$722	($146)	$--	($7,430)	($2,906)
Exercise of stock options	--	--	--	--	3,500	--	1	--	--	--	1
Issuance of common stock to consultants in exchange for services	--	--	--	--	400,528	1	45	--	--	--	46
Issuance of common stock in exchange for services	--	--	--	--	32,076	--	4	--	--	--	4
Deferred compensation related to certain stock grants and stock options to employees	--	--	--	--	--	--	--	--	--	--	--
Amortization of deferred compensation	--	--	--	--	--	--	275	(275)	--	--	178
Issuance of Series B convertible preferred stock for convertible note	--	--	471,690	660	--	--	--	178	--	--	660
Issuance of Series C convertible preferred stock, net of stock issuance fees of $21	--	--	5,220,848	7,289	--	--	--	--	--	--	7,289
Issuance of preferred stock warrants for convertible debentures (Series B $13, Series C $499)	--	--	--	512	--	--	--	--	--	--	512
Beneficial conversion feature related to convertible debentures (Series B $13, Series C $499)	--	--	--	512	--	--	--	--	--	--	512
Issuance of preferred stock warrants to lenders (Series B $215, Series C $149)	--	--	--	364	--	--	--	--	--	--	364
Issuance of Series C convertible preferred stock for convertible note	--	--	1,598,108	2,237	--	--	--	--	--	--	2,237
Issuance of Series D redeemable convertible preferred stock, net of stock issuance fees of $22	9,453,719	18,318	--	--	--	--	--	--	--	--	--
Issuance of common stock to employees	--	--	--	--	1,365,000	1	572	(382)	(191)		--
Interest accrued on notes receivable from stockholders	--	--	--	--	--	--	--	--	(8)		(8)
Reclassification of convertible preferred stock due to addition of redemptive provision	8,886,962	15,520	(8,886,962)	(15,520)	--	--	--	--	--		(15,520)
Net loss and comprehensive net loss	--	--	--	--	--	--	--	--	--	(11,402)	(11,402)

Balance at September 30, 2000	18,340,681	$33,838	--	$--	4,074,920	$4	$1,619	($625)	($199)	($18,832)	($18,033)

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

 ONDEMAND, INC.
 STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount

Balances at September 30, 2000	18,340,681	$33,838	--	$--	4,074,920	$4	$1,619	($625)	($199)	($18,832)	($18,033)
Issuance of Series D redeemable convertible preferred stock, net of stock issuance fees of $61	5,799,219	11,189	--	--	--	--	--	--
Issuance of Series D redeemable convertible preferred stock related to the acquisition of North Systems and Wommera	574,743	1,115	--	--	--	--	--	--
Issuance of Series D redeemable convertible preferred stock warrants to lenders	--	182	--		--	--	--	--
Issuance of Series D redeemable convertible preferred stock to an employee	18,360	35	--	--	--	--	--	--
Issuance of stock options in connection with the acquisition of Wommera	--	--	--	--	--	--	10	--		--	10
Exercise of stock options	--	--	--	--	234,570	--	44	--		--	44
Issuance of common stock to consultants in exchange for services	--	--	--	--	87,235	--	100	--		--	100
Acceleration related to certain stock grants and stock options to employees	--	--	--	--	--	--	41	--		--	41
Amortization of deferred compensation	--	--	--	--	--	--	--	159		--	159
Reversal of deferred compensation for terminated employees	--	--	--	--	--	--	(175)	175		--	--
Repurchase of stock in exchange for notes receivable forgiveness	--	--	--	--	(39,375)	--	(6)		6	--	--
Forgiveness of notes receivable plus accrued interest in exchange for services preformed	--	--	--	--	--	--	--		26	--	26
Remeasurement of variable stock related to notes	--	--	--	--	--	--	81			--	81
Accretion of issue costs related to redeemable convertible preferred stock	--	25	--	--	--	--	--			(25)	(25)
Net loss and comprehensive net loss	--	--	--	--	--	--	--			(18,442)	(18,442)

Balance at September 30, 2001	24,733,003	$46,384	--	$--	4,357,350	$4	$1,714	($291)	($167)	($37,299)	($36,039)

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

 ONDEMAND, INC.
 STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	September 30, 2001	September 30, 2000
Cash flows from operating activities:
Net loss	$(18,442)	$(11,402)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,899	218
Noncash interest expense	102	1,361
Interest receivable on notes receivable from stockholders	(11)	(8)
Stock-based compensation	283	50
Amortization of deferred compensation	159	177
Acquisition of product software	(119)	(285)
Change in other operating assets and liabilities net of effects from business acquisitions:
Accounts receivables	63	(178)
Prepaid and other current assets	(71)	(33)
Other long-term assets	(10)	(24)
Accounts payable and accrued liabilities	(1,207)	1,823
Deferred revenue	(110)	383
Deferred rent	(40)	40

Net cash used in operating activities	(17,504)	(7,878)

Cash flows from investing activities:
Capital expenditures	(805)	(794)
Cash used for business acquisitions	(923)	--)

Net cash used in investing activities	(1,728)	(794)

Cash flows from financing activities:
Borrowings under short-term convertible debt	--	800
Repayment of short-term convertible debt	--	(500)
Borrowings under line of credit	2,218	1,500
Repayment of line of credit	(901)	(665)
Payment of obligations under capital lease	(49)	(45)
Proceeds from issuance of common stock	44	1
Proceeds from issuance of convertible preferred stock, net	--	7,289
Proceeds from issuance of redeemable convertible preferred stock, net	11,189	18,318

Net cash provided by financing activities	12,501	26,698

Net (decrease) increase in cash and cash equivalents	(6,731)	18,026

Cash and cash equivalents at beginning of period	18,651	625

Cash and cash equivalents at end of period	$11,920	$18,651

Supplemental disclosure of cash flow information:
Interest paid	$276	$101

Schedule of noncash transactions:
Equipment acquired under capital leases	$--	$291

Issuance of common stock for subscription receivable	$--	$191

Conversion of debt to preferred stock	$--	$2,898

Issuance of preferred stock for acquisition of businesses	$1,115	$--

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

ONDEMAND, INC.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

YEAR ENDED SEPTEMBER 30, 2001

1. Description of Business

OnDemand, Inc. (the "Company") was incorporated in the state of Delaware. The Company is a software and application service provider that offers a proprietary solution to companies who rely on channel organizations for revenue. The Company's business-to-business portals deliver a suite of vendor-specific information and e-business services to automate, unify and support channel sales. The Company conducts its business primarily in the United States.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses since inception and had an accumulated deficit of $37,299 at September 30, 2001. Net losses are expected for the foreseeable future. Future capital requirements depend on many factors, including the Company's ability to execute its business plan. The Company is presently discussing raising additional financing through the issuance of debt or equity securities in order to complete development activities and to reach a state at which profitable operations become a possibility. There can be no assurance that the Company will be able to raise additional financing or that financing will be available on terms satisfactory to them; significant reductions in spending and the delay or cancellation of planned activities may be necessary. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's management is committed to managing expenses and has executed on cost optimization opportunities. The management team will execute further reductions, if needed, if revenue projections are not realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk and Credit Evaluations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents. The Company primarily places its cash and cash equivalents with one domestic financial institution with high credit standing.

The Company licenses its product to companies in the United States. The Company performs ongoing credit evaluations of these customers and generally does not require collateral. The Company has had insignificant credit losses to date.

Revenues from three customers accounted for 10%, 9%, and 8% of total revenues for the year ended September 30, 2001. Revenues from three customers accounted for 19%, 16%, and 13% of total revenues for the year ended September 30, 2000.

Accounts Receivable

Accounts receivable are stated net of allowance for doubtful accounts of approximately $32 and $60 in 2001 and 2000, respectively.

Property and Equipment

Equipment is stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. The estimated useful lives approximate three years. Depreciation expense of approximately $603 and $170 was recognized in the years ended September 30, 2001 and 2000, respectively.

Revenue Recognition

Revenue results from hosting services, setup fees, and supporting professional services. Cost of revenues includes the personnel and expenses incurred in providing hosting services, customer support, and training.

Under the terms of the Company's agreements with its customers, customers do not have the contractual right to take possession of the Company's software. As a result, the Company accounts for revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), and Emerging Issues Task Force 00-3, "Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware" (EITF 00-3).

Revenue, including revenue from setup fees, is recognized ratably over the term of the related contract as hosting services are provided. Professional services revenues are recognized as the services are provided. The Company determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

Advertising Costs

Advertising costs are expensed in the period incurred and totaled approximately $37 and $762 in 2001 and 2000, and none in 1999.

Software Development Costs

Costs of software developed internally by the Company or obtained for use in its operations are accounted for under the American Institute of Certified Public Accountant's Statement of Position (SOP) 98-1, "Accounting for the Costs of Corporate Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the capitalization of certain costs related to internal use software once specific criteria have been met. All capitalized internal use computer software was obtained from external sources. Capitalized internal use software was $404 and $285 at September 30, 2001 and 2000, respectively. The purchased software is being amortized on a straight-line basis into research and development expense over three years, the expected useful life. Amortization expense of $116 and $47 was recorded during the years ended September 30, 2001 and 2000, respectively.

Intangible Assets

Intangible assets consist of: customer lists, workforce and technological know how resulting from business acquisitions, see Note 3. The intangible assets are amortized on a straight-line basis over 6 and 24 months, which represents the estimated period of benefit. Amortization expense of $1,180 and none was recorded for years ended September 30, 2001 and 2000, respectively.

Stock-Based Compensation

The Company accounts for stock options and performance-based stock awards as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure only option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost for stock options is recorded at the time of issuance when the option price is set at the market price of the Company's stock at date of grant. The effect of applying the fair value method under SFAS 123 to the Company's stock options would result in pro forma net losses that are not materially different from the historical amounts reported.

Comprehensive Income (loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130"), requires components of other comprehensive income, including gains and losses on available-for-sale investments, to be included as part of total comprehensive income (loss). Total comprehensive income (loss) for each of the periods presented is equal to net loss.

In accordance with the provision of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," the Company has determined that it has only one operating segment, the application service provider segment.

Reclassifications

Certain reclassifications of prior-year amounts have been made to conform to the current-year presentation, including certain debt issuance costs. In addition, the Company has reflected the reclassification of convertible preferred stock to redeemable convertible preferred stock to reflect a redemption provision that was added to those securities in September 2000.

Impact of Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combination" ("SFAS 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 and thereafter). Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if indicators arise, for impairment).

Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company is required to adopt SFAS Nos. 141 and 142 on October 1, 2001. The Company has not determined the impact, if any, that SFAS Nos. 141 and 142 will have on its financial statements.

In October 2001, the FASB issued SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001. SFAS 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment/disposal of long-lived assets. SFAS 144 sets new criteria for the classification of assets held-for-sale and changes the reporting of discontinued operations. The Company does not believe that the adoption of SFAS 144 will have a significant impact on its financial statements.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Other Long-Term Assets

Other long-term assets consisted of the following at September 30:

	2001	2000

Deposits	$ 94	$ 74
Prepaid royalties	--	10
Total:	$ 94	$ 84

4. Accrued Liabilities

Accrued liabilities consist of the following at September 30:
	2001	2000

Accrued bonus	$ 161	$ 168
Accrued payroll	269	215
Accrued vacation	200	157
Accrued marketing	25	267
Other	342	407
Total:	$ 997	$ 1,214

5. Business Acquisitions

Acquisition of Wommera, Inc. ("Wommera")

On March 22, 2001, the Company acquired all of the intellectual property and workforce of Wommera's business of email campaigning (Wommera). This transaction has been accounted for as a purchase. The intangible assets are being amortized over estimated useful lives of 12 to 24 months. Results of operations of Wommera have been included in the Company's financial statements since March 22, 2001.

The total purchase price of the Wommera acquisition has been allocated to individual assets and liabilities based upon an estimate of their fair values. The following tables depict the total purchase price and the allocation thereof:

Total purchase price:
Value of Series D redeemable convertible preferred stock ("Series D") issued (226,804 shares at $1.94 per share)	$ 440
Value of Wommera options assumed	10
Cash tendered	49
Subtotal:	499
Acquisition costs	65
Total purchase cost	$ 564

Purchase price allocation:
Intangible assets acquired:
Assembled workforce	$ 153
Core technology	425
Net liabilities assumed	(14)
Total purchase consideration	$ 564

Acquisition of North Systems, Inc. ("North Systems")

On March 30, 2001, the Company acquired all of the assets of North Systems' business-to-business portal communication (North Systems). The transaction has been accounted for as a purchase. The purchase price includes a contingent liability of between $0 and $500 worth of Series D preferred stock based on revenue the Company collects for North Systems contracts. The contingent payment was not recorded as management determined that the probability of achievement of the triggering events was remote. The total purchase price of the North Systems acquisition has been allocated to individual assets based upon an estimate of fair values. The following table depicts the total purchase price and the allocation thereof:

Total purchase price:
Cash (in form of drawdown on line of credit)	$ 716
Value of Series D issued (347,939 share at $1.94 per share)	675
Contingent payment	--
1,391
Acquisition costs	93
Total purchase cost	$ 1,484

Purchase price allocation:
Tangible assets acquired:
Accounts receivable	$ 35
Computer equipment	411
Intangible assets acquired:
Customer base	1,038
Total purchase consideration	$ 1,484

The intangible assets are being amortized over an estimated useful life of six months. The computer equipment is being depreciated over its remaining estimated useful life of 36 months. Results of operations of North Systems have been included in the Company's financial statements since March 30, 2001. Pro forma financial information has not been provided as the revenues for the period were not significant.

6. Line of Credit

In fiscal 2001, the Company entered into a second working capital and equipment line of credit of $2,500. Interest is based on a designated rate of 9.54%, and all assets of the Company secure the line of credit. The balance is due on or before August 2004.

In fiscal 2000, the Company entered into its first working capital and equipment financing line of credit of $2,500 and on March 2001 increased it to $2,722. Interest is based on a prime rate of 8.5%, and all assets of the Company secure the line of credit. The balance is due on or before November 2003. $3,718 of these lines of credit had been used and $2,652 remained outstanding as of September 30, 2001.

In conjunction with the initial $2,500 financing, the Company issued warrants to purchase Series C redeemable convertible preferred stock ("Series C") equal to 13% of the commitment amount on working capital and 5% on the equipment line of credit. The value of warrants on the initial line, approximately $364, has been recorded as debt issuance costs and is being amortized to interest expense over the life of the loan. Approximately $50 and $236 of these costs were amortized in 2001 and 2000, respectively.

In fiscal 2001, in conjunction with the second $2,500 line of credit, the Company issued 110,147 warrants to purchase Series D redeemable convertible preferred stock ("Series D") equal to 6% of the commitment amount. The value of the warrants on the second line of credit, approximately $182, has been recorded as debt issuance costs and is being amortized over the life of the loan. Approximately $52 of these costs was amortized in 2001. See Note 10 for valuation of the warrants.

7. Capital Leases

Future minimum commitments for capital leases having remaining noncancelable lease terms in excess of one year are as follows for fiscal years ending September 30, 2001:

2002	$15
2003	23
2004	--
2005	--
2006	--
Total minimum lease payments	38
Amount representing interest	(5)
Present value of minimum capital lease payments	33
Less current portion	8
$25

The equipment that serves as collateral for the leases was recorded at approximately $49 and $413 and had accumulated depreciation of approximately $12 and $121 for 2001 and 2000, respectively. Depreciation of the assets is included in depreciation expense.

8. Operating Leases

The Company leases certain facilities under operating leases. Rent expense for the years ended September 30, 2001 and 2000, was approximately $380 and $274, respectively. Future minimum commitments for operating leases having remaining noncancelable lease terms in excess of one year are as follows:

2002	$371
2003	238
2004	--
2005	--
2006	--
Thereafter	--
Total minimum operating lease payments	$609

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	September 30
	2001	2000
Deferred tax assets:
NOL's	$ 12,850	$ 6,110
Research credit	664	270
Other	292	270
Total deferred tax assets	13,806	6,650
Valuation allowance	(13,806)	(6,650)
Net deferred tax assets	$ --	$ --

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $7,156 and $4,650 during 2001 and 2000, respectively.

As of September 30, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $32,000 which expire at various dates beginning in 2001, if not utilized.

Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and a similar state provision. Such an annual limitation could result in the expiration of the net operating loss before utilization.

10. Redeemable Convertible Preferred Stock

As of September 30, 2001, the Company had 150,670 shares of Series A redeemable convertible preferred stock ("Series A"), 1,917,336 shares of Series B redeemable convertible preferred stock ("Series B"), 6,818,956 shares of Series C and 15,846,041 shares of Series D outstanding.

In September 2000 and October 2000, the Company issued 9,453,179 shares and 5,799,219 shares, respectively, of Series D to various investors at $1.94 per share, with aggregate gross proceeds to the Company of $18,340 and $11,250, respectively.

In the fiscal year ended September 30, 2000, the Company issued a total of 5,220,848 shares of Series C convertible preferred stock to various investors at $1.40 per share, with aggregate gross proceeds to the Company of $7,309.

In October and November 1999, the Company issued a total of $800 in 6.5% convertible promissory notes. Additionally, preferred stock warrants were issued in accordance with the terms of the convertible promissory note. See Note 10 for details of the warrants. During the year ended September 30, 2000, the Company recorded $512 in imputed noncash interest expense for the beneficial conversion feature associated with convertible promissory notes issued during the year. In December 1999, the Company converted all outstanding convertible promissory notes (including accrued interest) into 471,690 shares of Series B convertible preferred stock and 1,598,108 shares of Series C convertible preferred stock.

Under the Company's Articles of Incorporation, redeemable convertible preferred stock is issuable in series and the Board of Directors is authorized to determine the rights, preference, and terms of each series.

The holders of Series B, Series C and Series D are entitled to receive noncumulative dividends at an annual rate of 8%, when and if declared by the Board of Directors, prior to any dividend on the Series A and common stock. After all dividends payable to Series B, C and D shareholders have been declared and paid the holders of Series A are entitled to receive noncumulative dividends at an annual rate of 6%. No dividends have been declared as of September 30, 2001.

Series A, B, C and D stockholders are entitled to receive, upon liquidation, an amount per share equal to a price of $0.75, $1.40, $1.40, and $1.94, respectively, plus declared and unpaid dividends. After the distribution to Series A, B, C and D stockholders, the remaining assets of the Company will be distributed to the holders of common stock until each holder has received an aggregate amount equal to the applicable payment limit for each share of preferred stock held. The payment limit is equal to three times the per share amount. Thereafter, if assets remain in the Company, the holders of common stock receive all of the remaining assets on a pro rata basis.

Each share of Series A, B, C and D has a number of votes equal to the number of shares of common stock into which it is convertible. As long as a majority of the Series A, B, C and D shares originally issued remain outstanding the holders of the Series A, B, and C voting together as a single class, shall be entitled to elect three directors to the Board of Directors, and the holders of Series D voting together as a single class, shall be entitled to elect two directors to the Board of Directors. The holders of the common stock, Series A, B, C and D, voting together as a single class, shall elect the remaining two directors.

Upon written consent of the holders of two-thirds of the shares of preferred stock outstanding, the holders of Series A, B, C and D have the right of redemption in three annual installments on or after September 2005 at a redemption price equal to the purchase price plus any unpaid but declared and accrued dividends.

Each share of Series A, B, C and D is convertible at the option of the holder and is determined by dividing $0.75, $1.40, $1.40, and $1.94, respectively, by the applicable conversion price. At the current conversion price, each share of Series A, B, C and D will convert into one share of common stock. The conversion price per share shall be adjusted for certain recapitalizations, splits, and combinations. Series D automatically converts into shares of common stock at the conversion price in effect upon the earlier of (i) the closing of an underwritten public offering registered under the Securities Act of 1933, as amended, covering the offer and sale of common stock at a public offering price of not less that $4.85 per share (adjusted for stock dividends, stock splits, or recapitalizations) with aggregate cash proceeds to the Company of at least $25,000 or (ii) the date specified by written consent or agreement of the holders of two-thirds of the aggregate number of outstanding shares. Series A, B, and C automatically converts into shares of common stock at the conversion price in effect upon the earlier of (i) the closing of an underwritten public offering registered under the Securities Act of 1933, as amended, sale of common stock with aggregate cash proceeds to the Company of at least $25,000 or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares.

During the year ended September 30, 2001, the Company issued 18,360 shares of Series D to an employee, recognizing stock-based compensation of $35.

11. Common Stock

Stock Issued to Consultants

The Company grants common stock to consultants from time to time in exchange for services performed for the Company. In general, these grants are not subject to repurchase when granted. However, some stock grants are subject to repurchase over a four-year period. In 2001 and 2000 , the Company granted 87,235 and 400,528 shares, respectively, of the Company's common stock to consultants, with the fair value of these grants determined to be approximately $100 and $154, respectively. Common stock grants in 2001 and 2000 were valued using the Black-Scholes valuation model and the following inputs: volatility of 1.0%, dividend yield of 0%, risk-free interest rate of 6.0%, and expected life of three years. These charges are subject to adjustment based on the fair value of the stock at the final lapse of the repurchase right.

Deferred Compensation

The Company recorded deferred compensation of approximately $657 in 2000, based on the fair value of options and stock grants at the date of issuance for the value of shares granted subject to repurchase and options not yet vested. These amounts and amounts previously deferred are being amortized over the vesting period of the individual grants, generally a 48-month period. During the year ended September 30, 2001, the Company reversed $175 of unamortized deferred compensation relating to unvested options on employee termination. During 2001 and 2000, the Company amortized approximately $159 and $178, respectively, of deferred compensation related to these grants.

Notes Receivable from Stockholders

In January and April 2000, the Company sold 1,365,000 shares of its common stock to key officers of the Company in exchange for promissory notes in the aggregate amount of $191. The notes are full recourse and bear interest at 6.2%, which the Company believes is a market rate of interest for the respective borrowers.

During the year ended September 30, 2001, the Company and one of the key officers entered into a separation agreement that forgave the accrued principal and interest on the promissory note in the amount of $26. The remaining portion of the note that was associated with the unvested shares was forgiven in exchange for the repurchase of the unvested shares of common stock, which amounted to 39,375 shares or $6. Because the Company forgave this full recourse note, the stock associated with the remaining notes to the key officers will be accounted for variably. As of September 31, 2001, notes of $117 principal, plus accrued interest are due in January 2004, and notes of $42 principal, plus accrued interest are due in April 2004.

Common Stock Option Plan

During 1996, the Company adopted the 1996 Stock Plan (the 1996 Plan) that authorized the issuance of 3,000,000 shares of common stock. The options granted under this Plan could be either incentive stock options or nonstatutory stock options. Under the 1996 Plan, options to purchase common stock were granted at prices no less than 85% of the fair market value on the date of grant (110% of fair value in certain instances). Options generally vest over a 48-month period. The 1996 Plan was terminated in August 1998. Options granted under the 1996 Plan, before its termination, remain outstanding in accordance with their terms.

In August 1998, the Company adopted the 1998 Stock Incentive Plan (the 1998 Plan). The 1998 Plan authorized for issuance of 1,400,000 shares of common stock for granting of either incentive, nonqualified stock options, or restricted stock to eligible participants. The 1998 Plan serves as the successor equity incentive program to the Company's 1996 Plan. Options to purchase common stock may be granted at prices no less than 85% of the fair market value on the date of grant (110% of fair value in certain instances). Options to purchase shares of common stock generally vest immediately or over a period of four years from the date of the option grant. Employees can only exercise their options of common stock. Any unvested exercised shares are subject to repurchase rights whereby the Company has the option to repurchase any unvested exercised shares upon termination of employment, at the original exercise price. In 2001 and 2000, the Company repurchased 39,375 and 0 shares, respectively. As of September 30, 2001, 776,416 shares were subject to repurchase.

In December 1999, the Board of Directors increased the number of shares authorized under the 1998 Plan from 1,400,000 shares to 4,150,000 shares. In November 2000, the Board of Directors increased the number of shares authorized under the 1998 Plan by 933,000 shares to 5,083,000 shares.

A summary of the Company's stock option activity in the Stock Incentive Plan and related information for the years ended September 30 follows:

		Options and Purchase Rights Outstanding
	Shares			Weighted-
	Available	Number of	Price	Average
	for Grant	Shares	Per Share	Exercise Price

Balance at September 30, 1999	1,337,848	578,250	$0.06 - $0.14	$0.12
Authorized	2,750,000	--	--	--
Granted	(3,478,998)	3,478,998	$0.14 - $0.42	$0.35
Forfeited	310,537	(310,537)	$0.14 - $0.42	$0.15
Exercised	--	(1,801,104)	$0.14	$0.29
Balance at September 30, 2000	919,387	1,945,607	$0.14 - $0.42	--
Authorized	933,000	--	--	--
Granted	(2,302,735)	2,302,735	$0.49	$0.49
Forfeited	1,526,874	(1,526,874)	$0.14 - $0.49	$0.36
Exercised	--	(321,805)	$0.06 - $0.49	$0.29
Balance at September 30, 2001	1,076,526	2,399,663	$0.06 - $0.49	--

The weighted-average fair value of options granted during fiscal years ended September 30, 2001 and 2000 was $0.49 and $0.35, respectively.

Exercise prices for options outstanding as of September 30, 2001 ranged from $0.06 to $0.49 per share. The weighted-average remaining contractual life of those options is 8.67 years.

As of September 30, 2001, 767,323 options were exercisable with exercise prices ranging from $0.06 to $0.49 per share.

The Company computed the pro forma disclosures required in SFAS 123 for options granted during the year ended September 30, 2001 using the Black-Scholes option pricing model and the following assumptions: a risk free interest rate of 6.0%, a weighted-average expected life of 10 years, a volatility rate of 100%, and no dividend yield. The impact on the calculation of pro forma results of operations required by SFAS 123 was determined to be immaterial.

12. Common and Redeemable Convertible Preferred Stock Warrants

At September 30, 2001, warrants to purchase 58,600 shares of common stock held by nonemployees were outstanding, with exercise prices ranging from $0.0625 to $1.25 per share. These warrants expire in 2007.

During the year ended September 30, 2000, in connection with the issuance of convertible debentures, the Company issued 399,738 warrants to purchase Series B and Series C at an exercise price of $1.40 per share. The warrants were valued at $512 using the Black-Scholes valuation model with the following inputs: volatility of 1.0%, dividend yield of 0%, risk-free interest rate of 6.0%, and expected life of 10 years. The value was initially recorded as a discount in the convertible debentures to be amortized to interest expense over the life of the debenture. All convertible debentures were converted to preferred stock as of September 30, 2000, therefore, the discount was fully amortized to interest expense during the year ended September 30, 2000. The warrants expire in 2009.

In May 1999 and January 2000, the Company issued 166,415 warrants to purchase Series B at an exercise price of $1.40 per share to a financial institution in connection with the loans. The warrants expire in 2009 and 2010. The warrants were valued at $214 using the Black-Scholes valuation model with the following inputs: volatility of 1.0%, dividend yield of 0%, risk-free interest rate of 6.0%, and expected life of 10 years. The loans have been repaid; therefore, the value of the warrants was recognized as interest expense during the year ended September 30, 2000.

In February 2000 and July 2000 the Company issued 116,071 warrants and 8,088 warrants, respectively, to purchase Series C at an exercise price of $1.40 per share to a leasing company. The warrants expire in 2010. The warrants were valued at approximately $150 using the Black-Scholes valuation model with the following inputs: volatility of 1.0%, dividend yield of 0%, risk-free interest rate of 6.0%, and expected life of 10 years. The Company will record the value of the warrants as additional interest expense over the lease term, approximately $35 and $21 in the years ended September 30, 2001 and 2000, respectively.

During fiscal 2001, the Company issued 110,147 warrants to purchase Series D at an exercise price of $1.94 per share to a leasing company. The warrants expire in seven-year increments ending in March 2008. The warrants were valued at approximately $182 using the Black-Scholes valuation model with the following inputs: volatility of 1.0%, dividend yield of 0%, risk-free interest rate of 6.0%, and expected life of 7 years. The Company will record the value of the warrants as additional interest expense over the lease term, $52 in the year ended September 30, 2001.

No warrants have been exercised. As of September 30, 2001, the following warrants are outstanding:

Common stock	58,600
Series B	320,880
Series C	1,187,892
Series D	110,147
Total:	1,677,519

13. Defined Contribution Pension Plan

Beginning in 1997, the Company sponsored a defined contribution pension plan (the "Plan") for its employees. Employees become eligible to enter the Plan at the beginning of the month immediately following the completion of 30 days of service with the Company. Contribution to the Plan is based on a percentage of the employee's gross compensation, limited by IRS guidelines for such plans. The Company does not match contributions made by employees, but does pay the Plan's administrative expenses. Administrative expenses for the Plan totaled approximately $2 and $1.5 in fiscal 2001 and 2000, respectively.

14. Subsequent Events

In October, the Company entered into an arrangement with a former officer of the Company whereby the Company granted the officer three months of accelerated vesting on certain stock grants. This acceleration caused 52,813 shares to be vested. The expense associated with the fair value using the Black-Scholes method of the compensation expense is immaterial and therefore no additional expense will be recorded. As further consideration for the agreement, the Company extended the payment terms for the note, which the officer had entered into as consideration for the stock purchase. The Company also committed to continue the officer's health insurance benefits for 12 months following the termination date. Lastly, in accordance with the original terms of the note, the Company agreed to repurchase from the former officer 422,500 shares of stock as payment for the outstanding principal balance on the note that pertained to those shares. The accrued interest on the outstanding note was paid in full by the former officer and amounted to approximately $14.

On October 1, 2001 and February 6, 2002, the Company implemented restructuring plans to reduce its operating expenses and conserve its existing cash resources. Such restructuring plans involved the termination of approximately 16 and 28 employees, representing approximately 27% and 64% of the Company's workforce. The Company incurred severance costs of $117 connection with these restructurings. However, this restructuring plan caused elements of the Company's facilities to essentially become idle, which is an indicator of impairment. Accordingly, the Company performed long-lived asset impairment tests at the enterprise-level, the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the expected aggregate undiscounted cash flows to the carrying amounts of long-lived assets. Based on the results of these tests, the Company determined that long-lived assets were not impaired at that date.

On February 22, 2002, the Company entered into a non-binding letter of agreement and term sheet under which the Company and a potential acquiror will proceed with discussions regarding a potential acquisition of the Company. The letter of agreement also includes exclusivity provisions that limit the Company's ability to negotiate with potential acquirors through March 24, 2002.

15. Subsequent Events (Unaudited)

On March 28, 2002, the Company signed an Agreement and Plan of Merger with Chordiant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Chordiant Software, Inc. ("Chordiant"). Upon the closing on April 1, 2002, pursuant to the merger agreement, Chordiant Acquisition Corp. merged with and into the Company, thereby making the Company a wholly owned subsidiary of Chordiant. In connection with the merger, the stockholders of the Company received approximately $11,500 in cash, in the aggregate, in exchange for their shares, subject to certain indemnities and escrow provisions.

Financial Statements Table of Contents

OnDemand, Inc.

Financial Statements

Six Months Ended March 31, 2002

 ONDEMAND,  INC.
 BALANCE SHEETS
(In thousands, except share and per share data)

	March 31, 2002 (Unaudited)	September 30, 2001
ASSETS
Current assets:
Cash and cash equivalents	$6,966	$11,920
Accounts receivable, net	205	162
Prepaids and other current assets	135	143

Total current assets	7,306	12,225
Property and equipment, net	1,109	1,606
Intangible assets, net	253	436
Other long-term assets	322	302

Total assets	$8,990	$14,569

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$347	$224
Accrued liabilities	1,625	997
Line of credit, current	1,077	1,319
Capital lease, current	8	8
Deferred revenue	159	318

Total current liabilities	3,216	2,866
Line of credit, non current	1,000	1,333
Capital lease, non current	20	25

	4,236	4,224

Commitments (Notes 4 and 6)

Redeemable convertible preferred stock, $0.001 par value, 30,000,000 shares authorized:
Series A: 150,670 shares designated, 150,670 shares issued and outstanding (liquidation value of $115,000)	123	121
Series B: 2,228,216 shares designated, 1,917,336 shares issued and outstanding (liquidation value of $2,686,000)	4,732	4,730
Series C: 8,100,000 shares designated, 6,818,956 shares issued and outstanding (liquidation value of $9,551,000)	10,678	10,676
Series D: 16,250,000 shares designated, 15,846,041shares issued and outstanding (liquidation value of $30,758,000)	30,865	30,857

Stockholders' Deficit:
Common Stock, $0.0001 part value: 45,000,000 shares authorized, 4,029,725 shares issued and outstanding	5	4
Additional paid-in capital	1,667	1,714
Notes receivable from stockholders	--	(167)
Deferred compensation	(170)	(291)
Accumulated deficit	(43,146)	(37,299)

Total stockholders' deficit	(41,644)	(36,039)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$8,990	$14,569

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

 ONDEMAND,  INC.
STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Six Months Ended
	March 31, 2002	March 31, 2001
Revenues	$995	$759
Cost of revenues	804	1,908
Non-cash compensation expense	54	--

Gross profit (loss)	137	(1,149)

Operating expenses:
Sales and marketing
Non-cash compensation expense	16	14
Other sales and marketing	1,308	4,831
Research and development
Non-cash compensation expense	20	8
Other research and development	1,593	2,065
General and administrative
Non-cash compensation expense	69	20
Other general and administrative	2,511	1,225
Amortization of intangible assets	182	--
Restructuring charge	171	--

Total operating expenses	5,870	8,163

Loss from operations	(5,733)	(9,312)

Interest expense	(218)	(136)
Interest and other income, net	118	670

Net loss and comprehensive net loss	(5,833)	(8,778)

Accretion of redemption value of redeemable convertible preferred stock	(14)	(7)

Net loss applicable to common stockholders	$(5,847)	$(8,785)

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

 ONDEMAND, INC.
 STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands, except per share date)
(Unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount

Balances at September 30,2001	24,733,003	$46,384	4,357,350	$4	$1,714	($291)	($167)	($37,299)	($36,039)
Exercise of stock options	--	--	39,875	1	6	--	--	--	7
Issuance of common stock to consultants in exchange for services	--	--	55,000	--	29	--	--	--	29
Reversal of deferred compensation related to employee terminations	--	--	--	--	(54)	54	--	--	--
Amortization of deferred compensation	--	--	--	--	--	67	--	--	67
Acceleration of vesting for terminated employees	--	--	--	--	31	--	--	--	31
Repurchase of unvested shares	--	--	(422,500)	--	(59)	--	59	--	--
Interest accrued on notes receivable from stockholders	--	--	--	--	--	--	10	--	10
Forgiveness of note receivable	--	--	--	--	--	--	98	--	98
Accretion of issue costs related to Redeemable Convertible Preferred Stock	--	14	--	--	--	--	--	(14)	(14)
Net loss and comprehensive net loss	--	--	--	--	--	--	--	(5,833)	(5,833)

Balance at March 31, 2002	24,733,003	$46,398	4,029,725	$5	$1,667	$(170)	$--	$(43,146)	$(41,644)

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

 ONDEMAND, INC.
 STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended
	March 31, 2002	March 31, 2001
Cash flows from operating activities:
Net loss	$(5,833)	$(8,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	684	259
Forgiveness of note receivable	98	--
Interest receivable on notes receivable from stockholders	10	(6)
Gain or loss on disposal of assets	41	--
Provision for doubtful accounts	(20)	--
Issuance of common stock to consultants	29	--
Amortization of deferred compensation	67	52
Stock based compensation expense in conjunction with acceleration of vesting of unvested stock	31	--
Noncash debt issuance expense	35	18
Change in other operating assets and liabilities net of effects from business acquisitions:
Accounts receivables	(23)	(1,476)
Prepaid and other current assets	8	(990)
Other long-term assets	(20)	114
Accounts payable and accrued liabilities	751	(54)
Deferred revenue	(159)	1,241

Net cash used in operating activities	(4,301)	(9,620)

Cash flows from investing activities:
Capital expenditures	(45)	(851)
Cash used in acquisition of Womerra	--	(59)
Cash used in acquisition of North Systems	--	(716)

Net cash used in investing activities	(45)	(1,626)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	--	11,132
Borrowings under line of credit	--	(973)
Repayment of line of credit	(610)	2,372
Repayment of capital lease	(5)	--
Proceeds from exercise of stock options	7	15

Net cash provided by (used in) financing activities	(608)	12,546

Net increase (decrease) in cash and cash equivalents	(4,954)	1,300

Cash and cash equivalents at beginning of period	$11,920	18,651

Cash and cash equivalents at end of period	$6,966	$19,951

Schedule of noncash transactions:
Accretion of issuance costs	$14	$7

Settlement of note receivable in exchange for unvested options	$59	$--

Reversal of unearned stock-based compensation upon employee termination	$54	$--

The accompanying notes are an integral part of these financial statements.

Financial Statements Table of Contents

ONDEMAND, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

1. Description of Business

OnDemand, Inc, (the "Company") was incorporated in the state of Delaware. The Company is a software and application service provider that offers a proprietary solution to companies who rely on channel organizations for revenue. The Company's business-to-business portals deliver a suite of vendor-specific information and e-business services to automate, unify and support channel sales. The Company conducts its business primarily in the United States.

2. Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim financial statements reflect all adjustments, consisting of only normal and recurring items, which in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited financial statements and related notes of the Company for the fiscal year ended September 30, 2001 included in this Registration Statement on Form S-3. Certain prior period balances have been reclassified to conform to current period presentation. All information as of March 31, 2002 and for the six month periods ended March 31, 2002 and 2001 presented on these financial statements are unaudited.

The Company has completed several round of private equity financing. However, the Company has incurred substantial losses and negative cash flows from operations since inception. For the six months ended March 31, 2002, the Company incurred a loss of $5,833,000 and negative cash flows from operations of $4,301,000. As of March 31, 2002, the Company has an accumulated deficit of $43,146,000. Management expects operating losses and negative cash flows to continue for the foreseeable future because of additional costs and expenses related to sales, marketing and other promotional activities, continued research and development efforts and development of relationships with other business. On March 28, 2002, the Company entered into a merger agreement (the "Agreement") with Chordiant Software, Inc. The acquisition closed on April 1, 2002.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk and credit evaluations

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivables. The Company primarily deposits its cash and cash equivalents with one domestic financial institution that management considers credit worthy.

The Company provides services to companies in the United States. The Company performs ongoing credit evaluations of its customers, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary. To date, such losses have been within management's expectations.

Revenues from three customers accounted for 15%, 13% and 11% (unaudited) of total revenues for the six months ended March 31, 2002, respectively. At March 31, 2002, four customers accounted for 28%, 27%, 12% and 11% (unaudited) of gross accounts receivable, respectively.

Revenue recognition

Revenue results from hosting services, setup fees, and supporting professional services.

Under the terms of the Company's agreements with its customers, customers do not have the contractual right to take possession of the Company's software. As a result, the Company accounts for revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), and Emerging Issues Task Force ("EITF") No. 00-3, "Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware".

Revenue, including revenue from setup fees, is recognized ratably over the term of the related contract as hosting services are provided. Professional services revenues are recognized as the services are provided. The Company determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time all of the criteria are met.

Software development costs

Research and development costs are expensed as incurred. Software development costs associated with internal-use software are accounted for in accordance with Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company capitalizes purchased software which is ready for service and development costs for marketable software incurred from the time the preliminary project stage is completed until the software is ready for use. Under the provisions of SOP No. 98-1, costs associated with software developed or obtained for internal use should be capitalized when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Post-implementation training, maintenance and other operating costs are expensed as incurred. Capitalized internal-use software was $404,000 (unaudited) at March 31, 2002. The software is being amortized on a straight-line basis in research and development over three years, the expected useful economic life. Amortization expense of $128,000 (unaudited) was recorded during the six months ended March 31, 2002.

Comprehensive income

Comprehensive income does not materially differ from net income for the six months ended March 31, 2002.

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 and thereafter). Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if indicators arise, for impairment).

Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS Nos. 141 and 142 on October 1, 2002. The adoption of these pronouncements did not have a significant impact on the Company's results of operations and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001. SFAS No. 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment/disposal of long-lived assets. SFAS No. 144 sets new criteria for the classification of assets held-for-sale and changes the reporting of discontinued operations. The Company does not believe that the adoption of SFAS No. 144 will have a significant impact on its results of operations and financial position.

In November 2001, the EITF reached consensus on EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF No. 01-09 addresses the accounting for consideration given by a vendor to a customer and is codification of EITF No. 00-14, "Accounting for Certain Sales Incentives," EITF No. 00-22 "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers and Offers for Free Products or Services to be Delivered in the Future" and EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The Company does not believe that the adoption of this pronouncement will have a material impact on its financial position or results of operations.

3. Restructuring

On October 1, 2001 and February 6, 2002, the Company implemented a restructuring plan to reduce its operating expenses and conserve its existing cash resources. The restructuring plans involved the termination of approximately 16 and 28, respectively, employees, representing approximately 27% and 64%, respectively, of the Company's workforce. The Company incurred severance costs of $171,000 (unaudited) in connection with this restructuring.

4. Lines of Credit and Capital Lease Obligations

Lines of credit

In fiscal 2000, the Company entered into its first working capital and equipment financing line of credit of $2,500,000 and on March 2001 increased it to $2,722,000. Interest is based on a prime rate of 8.5%, and all assets of the Company secure the line of credit. The balance is due on or before November 2003.

In fiscal 2001, the Company entered into a second working capital and equipment line of credit of $2,500,000. Interest is based on a designated rate of 9.54%, and all assets of the Company secure the line of credit. The line of credit expires on or before August 2004.

$3,077,000 of these lines of credit had been used and $2,077,000 remained outstanding as of March 31, 2002 (unaudited).

Future maturity under the lines of credit as of December 31, 2001 are as follows (unaudited):
2002	$1,077,000
2003	$1,000,000

In conjunction with the initial $2,500,000 financing, the Company issued warrants to purchase Series C redeemable convertible preferred stock ("Series C") equal to 13% of the commitment amount on working capital and 5% on the equipment line of credit. The value of warrants on the initial line, approximately $364,000, has been recorded as debt issuance costs and is being amortized to interest expense over the life of the loan. Approximately $20,000 (unaudited) of these costs were amortized in the six months ended March 31, 2002.

In fiscal 2001, in conjunction with the second $2,500,000 line of credit, the Company issued 110,147 warrants to purchase Series D redeemable convertible preferred stock ("Series D") equal to 6% of the commitment amount. The value of the warrants on the second line of credit, approximately $182,000, has been recorded as debt issuance costs and is being amortized over the life of the loan. Approximately $15,000 (unaudited) of these costs were amortized in the six months ended March 31, 2002.

Capital lease obligations

The Company has entered into capital lease agreements for certain equipment. These agreements require monthly lease payments including interest. Future minimum lease obligations under the capital lease as of March 31, 2002 are as follows (unaudited):
2002	$9,000
2003	23,000

Total minimum lease payments	32,000
Amount representing interest	(4,000)

Present value of minimum capital lease payments	28,000
Less current portion	8,000

$20,000

5. Balance Sheet Components

Property and equipment, net

	March 31, 2002 (unaudited)	September 30, 2001

Computer equipment	$1,648,000	$1,701,000
Product software	404,000	241,000
Office equipment and furniture	236,000	234,000
Computer software	375,000	345,000

	$2,663,000	$2,521,000
Less: Accumulated depreciation	$(1,554,000)	$(915,000)

	$1,109,000	$1,606,000

Total assets acquired under capital leases at March 31, 2002 totaled $1,967,000 (unaudited). Accumulated depreciation of assets under capital leases totaled $1,088,000 (unaudited) at December 31, 2001.

6. Operating Leases

The Company leases certain facilities under operating leases. Rent expense for the six months ended March 31, 2002, was approximately $186,000 (unaudited). Future minimum lease payments under noncancelable operating leases at March 31, 2002 are approximately as follows (unaudited):

Year Ended
2002	$247,000
2003	238,000

Total minimum lease payments	$485,000

7. Redeemable Convertible Preferred Stock

As of March 31, 2002 (unaudited), the Company had 150,670 shares of Series A redeemable convertible preferred stock ("Series A"), 1,917,336 shares of Series B redeemable convertible preferred stock ("Series B"), 6,818,956 shares of Series C redeemable convertible preferred stock ("Series C") and 15,846,041 shares of Series D redeemable convertible preferred stock ("Series D") outstanding.

Under the Company's Articles of Incorporation, redeemable convertible preferred stock is issuable in series and the Board of Directors is authorized to determine the rights, preference, and terms of each series.

Dividends

The holders of Series B, Series C and Series D are entitled to receive noncumulative dividends at an annual rate of 8%, when and if declared by the Board of Directors, prior to any dividend on the Series A and common stock. After all dividends payable to Series B, C and D shareholders have been declared and paid the holders of Series A are entitled to receive noncumulative dividends at an annual rate of 6%. No dividends have been declared as of March 31, 2002 (unaudited).

Liquidation preference

Series A, B, C and D stockholders are entitled to receive, upon liquidation, an amount per share equal to a price of $0.75, $1.40, $1.40, and $1.94, respectively, plus declared and unpaid dividends. After the distribution to Series A, B, C and D stockholders, the remaining assets of the Company will be distributed to the holders of common stock after each Series A, B, C and D stockholders has received an aggregate amount equal to the applicable payment limit for each share of preferred stock held. The payment limit is equal to three times the per share amount. Thereafter, if assets remain in the Company, the holders of common stock receive all of the remaining assets on a pro rata basis.

Voting

Each share of Series A, B, C and D has a number of votes equal to the number of shares of common stock into which it is convertible. As long as a majority of the Series A, B, C and D shares originally issued remain outstanding the holders of the Series A, B, and C voting together as a single class, shall be entitled to elect three directors to the Board of Directors, and the holders of Series D voting together as a single class, shall be entitled to elect two directors to the Board of Directors. The holders of the common stock, Series A, B, C and D, voting together as a single class, shall elect the remaining two directors.

Redemption

Upon written consent of the holders of two-thirds of the shares of preferred stock outstanding, the holders of Series A, B, C and D have the right of redemption in three annual installments on or after September 2005 at a redemption price equal to the purchase price plus any unpaid but declared and accrued dividends.

Conversion

Each share of Series A, B, C and D is convertible at the option of the holder and is determined by dividing $0.75, $1.40, $1.40, and $1.94, respectively, by the applicable conversion price. At the current conversion price, each share of Series A, B, C and D will convert into one share of common stock. The conversion price per share shall be adjusted for certain recapitalizations, splits, and combinations. Series D automatically converts into shares of common stock at the conversion price in effect upon the earlier of (i) the closing of an underwritten public offering registered under the Securities Act of 1933, as amended, covering the offer and sale of common stock at a public offering price of not less that $4.85 per share (adjusted for stock dividends, stock splits, or recapitalizations) with aggregate cash proceeds to the Company of at least $25,000,000 or (ii) the date specified by written consent or agreement of the holders of two-thirds of the aggregate number of outstanding shares. Series A, B, and C automatically converts into shares of common stock at the conversion price in effect upon the earlier of (i) the closing of an underwritten public offering registered under the Securities Act of 1933, as amended, sale of common stock with aggregate cash proceeds to the Company of at least $25,000,000 or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares.

8. Common Stock

Stock issued to consultants

The Company grants common stock to consultants from time to time in exchange for services performed for the Company. During the six month ended March 31, 2002, the Company granted 55,000 shares of the Company's common stock to consultants, with the fair value of these grants determined to be approximately $29,000 (unaudited).

Deferred compensation

Previously deferred compensation charges are being amortized over the vesting period of the individual grants, generally a 48-month period. During the six month period ended March 31, 2002, the Company amortized approximately $67,000 (unaudited) of deferred compensation related to these grants. During the six month period ended March 31, 2002, the Company also reversed $54,000 (unaudited) of unamortized deferred compensation relating to unvested options on employee termination.

Notes receivable from stockholders

In January 2000 and April 2000, the Company sold 1,365,000 shares of its common stock to key officers of the Company in exchange for promissory notes in the aggregate amount of $191,000. The notes are full recourse and bear interest at 6.2%, which the Company believes is a market rate of interest for the respective borrowers.

During the year ended September 30, 2001, the Company and one of the key officers entered into a separation agreement that forgave the accrued principal and interest on the promissory note in the amount of $26,000. The remaining portion of the note that was associated with the unvested shares was forgiven in exchange for the repurchase of the unvested shares of common stock, which amounted to 39,375 shares or $6,000. Because the Company forgave this full recourse note, the stock associated with the remaining notes to the key officers have been accounted for variably.

In October 2001 (unaudited), the Company entered into a termination agreement with a former officer of the Company whereby the Company agreed to repurchase 422,500 shares of unvested stock for $59,000 as payment for the outstanding balance on a note that pertained to these shares and extended repayment of the remaining balance under the note of $59,000 until April 2003. The Company also accelerated the vesting of 52,813 unvested options and agreed to continue the officers health insurance benefits for 12 months following the termination date. The compensation expense related to the acceleration of vesting of the unvested options was not significant. A compensation expense of $5,000 was recorded in relation to the health benefits provided after the officer's termination.

In March 2002, the Company forgave the total remaining note balance of $108,000.

Common stock option plan

During 1996, the Company adopted the 1996 Stock Plan (the "1996 Plan") that authorized the issuance of 3,000,000 shares of common stock. The options granted under this Plan could be either incentive stock options or nonstatutory stock options. Under the 1996 Plan, options to purchase common stock were granted at prices no less than 85% of the fair market value on the date of grant (110% of fair value in certain instances). Options generally vest over a 48-month period. The 1996 Plan was terminated in August 1998. Options granted under the 1996 Plan, before its termination, remain outstanding in accordance with their terms.

In August 1998, the Company adopted the 1998 Stock Incentive Plan (the "1998 Plan"). The 1998 Plan authorized for issuance of 1,400,000 shares of common stock for granting of either incentive, nonqualified stock options, or restricted stock to eligible participants. The 1998 Plan serves as the successor equity incentive program to the Company's 1996 Plan. Options to purchase common stock may be granted at prices no less than 85% of the fair market value on the date of grant (110% of fair value in certain instances). Options to purchase shares of common stock generally vest immediately or over a period of four years from the date of the option grant. Employees can only exercise their options of common stock. Any unvested exercised shares are subject to repurchase rights whereby the Company has the option to repurchase any unvested exercised shares upon termination of employment, at the original exercise price. As of March 31, 2002, 237,500 shares were subject to repurchase.

A summary of the Company's stock option activity in the Stock Incentive Plan (unaudited):

	Shares available for Grant	Options Outstanding	Exercise Price	Weighted Average Exercise Price
Balances at September 30, 2001	1,076,526	2,399,663	$0.06 - $0.49	$0.38

Granted	(114,943)	114,943	$0.49	$0.49
Forfeited	1,660,329	(1,660,329)	$0.06 - $0.49	$0.36
Exercised	--	(39,875)	$0.14 - $0.42	$0.14

Balances at March 31, 2002	2,621,912	814,402	$0.06 - $0.49	$0.45

Had compensation cost been determined based on the fair value at the grant dates for awards in the six months ended March 31, 2002, the Company's net loss would not have been materially different from the reported loss. Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results are not representative of the pro forma results in future years.

The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions:
March 31, 2002 (unaudited)
Weighted average risk free interest rates	4.97%
Expected lives	5 years
Dividend yield	0%

9. Common and Redeemable Convertible Preferred Stock Warrants

At March 31, 2002, warrants to purchase 58,600 shares of common stock held by nonemployees were outstanding, with exercise prices ranging from $0.0625 to $1.25 per share. These warrants expire in 2007.

In addition, the following warrants to purchase preferred stock were outstanding at March 31, 2002:
Series B	320,880
Series C	1,187,892
Series D	110,147

1,618,919

(b) Pro Forma Financial Information.

Financial Statements Table of Contents

CHORDIANT SOFTWARE, INC. UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(in thousands, except share and per share information)

The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the merger of Chordiant Software, Inc. and OnDemand, Inc. ("OnDemand") which closed on April 1, 2002 (the "Merger") and the acquisition of Prime Response, Inc. ("Prime") by Chordiant which occurred on March 27, 2001 as previously reported by Chordiant on Form 8-K filed on January 8, 2001. Both acquisitions have been accounted for using the purchase method of accounting. These pro forma financial statements were prepared as if the Merger and the acquisition of Prime had been completed as of January 1, 2001 for statement of operations purposes.

The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations that would have actually been reported had the Merger and the acquisition of Prime occurred as of January 1, 2001 for statement of operations purposes, nor are these presentations necessarily indicative of the future results of operations. These unaudited pro forma combined financial statements are based upon the historical consolidated financial statements of Chordiant, Prime and OnDemand and should be read in conjunction with the historical consolidated financial statements included in Chordiant's Annual Report on Form 10-K for the year ended December 31, 2001 on file with the Securities and Exchange Commission, Chordiant's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002 on file with the Securities and Exchange Commission and the historical consolidated financial statements of OnDemand included in this Registration Statement on Form S-3.

Financial Statements Table of Contents

Prime Response, Inc. And Subsidiaries
Financial Statements
Fiscal Years Ended

December 31, 1998, 1999 and 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of

Prime Response, Inc.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Prime
Response, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 20, 2001

Financial Statements Table of Contents

 PRIME RESPONSE,  INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	December 31, 1999	December 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	$3,999	$27,139
Accounts receivable, net of allowance for doubtful accounts fo $147 and $1,198	9,057	10,616
Prepaid and other current assets	2,595	3,046

Total current assets	15,651	40,801
Property and equipment, net	2,602	3,390
Goodwill, intangible and other long-term assets, net	7,262	6,891

Total assets	$25,515	$51,082

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,920	$5,154
Short-term debt and capital lease obligations	2,289	78
Accrued expenses and other liabilities	4,472	6,299
Accrued interest income	176	176
Deferred revenue	6,074	6,312

Total current liabilities	16,931	18,019
Long-term debt and capital lease obligations	311	--
Long-term accrued interest income	1,398	1,222
Commitments and contingencies (Note 8)
Redeemable common stock, $0.01 par value; 1,677 shares issued and outstanding at December 31, 1999 and 0 shares issued and
outstanding at December 31, 2000	8,295	--
Series A redeemable convertible preferred stock, $0.01 par value, 1,155 shares authorized; 1,155 shares issued and outstanding at
December 31, 1999, and 0 shares issued and outstanding at December 31, 2000	27,842	--
Series B redeemable convertible preferred stock, $0.01 par value, 1,700 shares authorized; 1,700 shares issued and outstanding at
December 31, 1999, and 0 shares issued and outstanding at December 31, 2000	10,343	--
Series C redeemable convertible preferred stock, $0.01 par value, 3,000 shares authorized; 1,833 shares issued and outstanding at
December 31, 1999, and 0 shares issued and outstanding at December 31, 2000	4,891	--
Stockholders' equity (deficit):
Common stock, $0.01 par value: 60,000 shares authorized; 6,454 issued and outstanding at December 31, 1999, and 20,482 shares
issued and outstanding at December 31, 2000	65	205
Additional paid-in capital	6,520	155,355
Treasury stock, 1,249 shares at cost	--	(4,273)
Accumulated other comprehensive income	(12)	61
Accumulated deficit	(46,127)	(114,965)
Note receivable from shareholder	(2,545)	(2,545)
Deferred compensation	(2,397)	(1,997)

Total stockholders' equity (decifit)	(44,496)	31,841

Total liabilities and stockholders' equity (deficit)	$25,515	$51,082

The accompanying notes are an integral part of these consolidated financial statements.

PRIME RESPONSE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000
Revenues:
Software licenses	$8,495	$10,134	$15,750
Services and support	4,214	6,519	9,906
Applications hosting	3,827	3,869	3,207

Total Revenues	16,536	20,522	28,863

Cost of revenues:
Software licenses	152	--	79
Services and support	6,477	4,522	8,046
Applications hosting	2,477	2,776	3,314
Non-cash cost of revenues	--	113	116

Total cost of revenues	9,106	7,411	11,555

Gross profit	7,430	13,111	17,308

Operating expenses:
Sales and marketing	9,459	13,285	26,301
Non-cash sales and marketing	--	266	2,701
Research and development	6,289	10,185	10,464
Non-cash research and development	--	63	126
General and administrative	4,843	4,112	7,002
Non-cash general and administrative	--	1,732	119
Amortization of goodwill and purchased intangible assets	1,279	1,245	--

Total operating expenses	21,870	30,888	46,713

Loss from operations	(14,440)	(17,777)	(29,405)
Other expense (income):
Interest income	(219)	(115)	(2,054)
Interest expense	294	184	318
Interest expense related to beneficial conversion feature	--	2,500	--
Loss on foreign exchange	88	58	(5)

Loss before income taxes	(14,603)	(20,404)	(27,664)
Provision for income taxes	--	15	(74)

Net loss	(14,603)	(20,419)	(27,590)
Preferred stock dividends and recognition of beneficial conversion feature on preferred stock	2,015	5,034	41,234

Net loss attributable to common stockholders	$(16,618)	$(25,453)	$(68,824)

Net loss per share -- basic and diluted	$(2.36)	$(3.44)	$(3.77)

Weighted average shares used in computing basic and diluted net loss per share	7,035	7,405	18,237

The accompanying notes are an integral part of these consolidated financial statements.

PRIME RESPONSE, INC.
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Note Receivable	Deferred Compensation	Total Stockholders' Equity (Deficit)
	Shares	Amount

Balance, December 31, 1997	5,785,500	$58	$--	$(12,232)	$6	$(4,059)	$--	$--	$(16,227)
Net loss	--	--	--	--	--	(14,603)	--	--	(14,603)
Foreign currency translation adjustments	--	--	--	--	(18)	--	--	--	(18)

Total comprehensive income							--	--	(14,621)
Accrual of dividends on redeemable convertible preferred stock and accretion to redemption value	--	--	--	--	--	(2,012)	--	--	(2,012)

Balance, December 31, 1998	5,785,500	58	--	$(12,232)	(12)	(20,674)	--	--	(32,860)
Net loss and total comprehensive income	--	--	--	--	--	(20,419)	--	--	(20,419)
Issuance of common stock and warrants	--	--	--	8,467	--	--	--	--	8,467
Recognition of beneficial conversion feature on preferred stock	--	--	--	2,391	--	(2,391)	--	--	--
Recognition of beneficial conversion feature on convertible debt	--	--	--	2,500	--	--	--	--	2,500
Accrual of dividends on redeemable convertible preferred stock and accretion to redemption value	--	--	--	--	--	(2,643)	--	--	(2,643)
Exercise of stock options	31,781	1	--	109	--	--	--	--	110
Exercise of stock options in exchange for notes receivable	636,225	6	--	2,539	--	--	$(2,545)	--	--
Compensation related to grants of stock options	--	--	--	2,746	--	--	--	$(2,602)	144
Amortization of deferred compensation	--	--	--	--	--	--	--	205	205

Balance, December 31, 1999	6,453,506	65	--	6,520	(12)	(46,127)	(2,545)	(2,397)	(44,496)
Net loss	--	--	--	--	--	(27,590)	--	--	(27,590)
Foreign currency translation adjustments	--	--	--	--	73	(14)	--	--	59
Accrual of dividends on redeemable convertible preferred stock and accretion to redemption value	--	--	--	--	--	(505)	--	--	(505)
Dividends paid in common stock	381,482	4	--	4,574	--	--	--	--	4,578
Accretion of discount on preferred stock	--	--	--	--	--	(1,329)	--	--	(1,329)
Conversion of Series A, B and C preferred stock	6,323,867	63	--	39,342	--	--	--	--	39,405
Initial Public Offering	4,025,000	40	--	65,338	--	--	--	--	65,378
Participation payments on IPO	2,490,257	25	--	29,858	--	(39,400)	--	--	(9,517)
Reclass redeemable common stock	1,677,307	17	--	8,278	--	--	--	--	8,295
Purchase of treasury stock at cost	(1,249,500)	(12)	$(4,273)	12	--	--	--	--	(4,273)
Compensation related to vesting of warrants	--	--	--	452	--	--	--	--	452
Compensation related to grants of stock options	--	--	--	421	--	--	--	(326)	95
Amortization of deferred compensation	--	--	--	--	--	--	--	726	726
Exercise of options and warrants	379,686	3	--	560	--	--	--	--	563

Balance, December 31, 2000	20,481,605	$205	$(4,273)	$155,355	$61	$(114,965)	$(2,545)	$(1,997)	$31,841

The accompanying notes are an integral part of these consolidated financial statements.

PRIME RESPONSE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per share data)

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000
Revenues:
Software licenses	$8,495	$10,134	$15,750
Services and support	4,214	6,519	9,906
Applications hosting	3,827	3,869	3,207

Total Revenues	16,536	20,522	28,863

Cost of revenues:
Software licenses	152	--	79
Services and support	6,477	4,522	8,046
Applications hosting	2,477	2,776	3,314
Non-cash cost of revenues	--	113	116

Total cost of revenues	9,106	7,411	11,555

Gross profit	7,430	13,111	17,308

Operating expenses:
Sales and marketing	9,459	13,285	26,301
Non-cash sales and marketing	--	266	2,701
Research and development	6,289	10,185	10,464
Non-cash research and development	--	63	126
General and administrative	4,843	4,112	7,002
Non-cash general and administrative	--	1,732	119
Amortization of goodwill and purchased intangible assets	1,279	1,245	--

Total operating expenses	21,780	30,888	46,713

Loss from operations	(14,440)	(17,777)	(29,405)
Other expense (income):
Interest income	(219)	(115)	(2,054)
Interest expense	294	184	318
Interest expense related to beneficial conversion feature	--	2,500	--
Loss on foreign exchange	88	58	(5)

Loss before income taxes	(14,603)	(20,404)	(27,664)
Provision for income taxes	--	15	(74)

Net loss	(14,603)	(20,419)	(27,590)
Preferred stock dividends and recognition of beneficial conversion feature on preferred stock	2,015	5,034	41,234

Net loss attributable to common stockholders	$(16,618)	$(25,453)	$(68,824)

Net loss per share -- basic and diluted	$(2.36)	$(3.44)	$(3.77)

Weighted average shares used in computing basic and diluted net loss per share	7,035	7,405	18,237

The accompanying notes are an integral part of these consolidated financial statements.

PRIME RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

The Company

Prime Response, Inc. ("PRI") together with its consolidated subsidiaries ("Prime Response") is a leading provider of integrated relationship marketing software solutions that enable businesses with large customer bases to create, manage and execute highly targeted Internet, wireless and traditional marketing campaigns to build more loyal and profitable customer relationships. Prime Response's customers consist primarily of Fortune 1000 businesses as well leading e-commerce businesses primarily based in the United States and Europe. Prime Response sells its products through multiple distribution channels including direct sales and resellers.

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

These financial statements represent the consolidated results of PRI and its predecessor, Prime Response Limited ("PRL"). PRI was formed as a holding company on September 26, 1997 and acquired 100% of the outstanding ordinary shares of PRL (a company incorporated in the United Kingdom in 1987) on October 23, 1997. Refer to Note 6 for discussion of the reorganization of Prime Response.

Prime Response declared a 0.75 for 1 reverse common stock split on February 2, 2000. All share and per share amounts presented relating to common stock have been restated to reflect the common stock split.

Prime Response is subject to risks and uncertainties common to growing technology-based companies, including rapid technological developments, reliance on continued development and acceptance of the internet, intense competition and a limited operating history. In 1995, Prime Response began to transition from a marketing database service bureau to a software company. Since that time, Prime Response has incurred substantial operating losses. Prime Response cannot be certain if or when it will become profitable. During January 2001, Prime Response signed a definitive merger agreement with Chordiant Software, Inc. Under the terms of the agreement, each share of Prime Response common stock will convert into 0.60 of a share of Chordiant common stock. The acquisition is expected to be accounted for as a purchase and is subject to stockholder and regulatory approvals.

Prime Response believes that its existing balance of cash and cash equivalents will be sufficient to meet its working capital and anticipated capital expenditure needs for at least the next 12 months. In the event that the impending merger with Chordiant Software, Inc., does not close, Prime Response may require additional sources of funds to continue to support its business. There can be no assurance that such capital, if needed, will be available or will be available on terms which Prime Response finds acceptable. Prime Response has evaluated its cost structure and plans to streamline its operations in an effort to restructure costs associated with its business in order to improve operating margins and reduce overall expenses. This restructuring included limited reductions in employee headcount during January 2001 and is expected to include the closing of sales offices in San Francisco, California and Minneapolis, Minnesota. Prime Response will continue to evaluate its business and take limited actions designed to align its cost structure with anticipated future revenue levels. In connection with the restructuring, Prime Response has committed to pay severance payments in the amount of approximately $2.0 million during 2001.

Initial Public Offering:

On March 3, 2000, Prime Response completed an initial public offering (the "IPO") of 3,500,000 shares of its common stock. On April 3, 2000, the underwriters of the initial public offering exercised the over allotment option to purchase an additional 525,000 shares. All 4,025,000 shares covered by Prime Response's Registration Statement on Form S-1, were sold by Prime Response at a price of $18.00 per share, less an underwriting commission of $1.26 per share. Net proceeds to the Company, after deducting underwriting commissions and offering expenses, were approximately $65.4 million. Upon the consummation of Prime Response's initial public offering on March 3, 2000, all of the then outstanding Series A, B and C Preferred Stock automatically converted into common stock (see Note 5).

Principles of Consolidation

The consolidated financial statements include the accounts of PRI and its wholly-owned domestic and foreign subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Prime Response's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Prime Response's accounts receivable result from operations and reflect a broad customer base both in North America, Europe and Asia Pacific. Prime Response does not require collateral for its receivables.

Fair Value of Financial Instruments

Prime Response's financial instruments consist of cash, cash equivalents and debt instruments. The carrying amounts of these instruments at December 31, 2000 approximate their fair values.

Cash and Cash Equivalents

Prime Response considers all highly liquid investments which have an original maturity of three months or less when acquired to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value.

Software Development Costs

Software development costs are included in research and development expenses and are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS 86) requires the capitalization of certain software development costs once technological feasibility is established. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which Prime

Response has defined as the establishment of a working model, and the general availability of such software has been short and software development costs qualifying for capitalization have not been material. Accordingly, Prime Response has not capitalized any software development costs.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight line method over the assets' estimated useful lives, based on the following asset lives:


Motor vehicles..................................................... 4 years

Computer equipment................................................. 3 years

Furniture and equipment............................................ 6 years

The cost of significant additions and improvements is capitalized and depreciated while expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation of the assets are removed from the accounts and any resulting gain or loss is reflected in the determination of net income or loss.

Intangible Assets

Prime Response amortizes intangible assets over estimated useful lives. Prime Response performs impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability Prime Response estimates the future cash flows expected to result from the use of the asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue Recognition

Prime Response sells software licenses under master license agreements and recognizes revenue when the agreement has been signed, the software has been shipped (or software has been electronically delivered), the license fee is fixed or determinable, and collection of the resulting receivable is probable. For license agreements which require customer acceptance, license revenues are recognized only when obligations under the license agreement are completed and the software has been accepted by the customer. For license agreements in which Prime Response participates in financing arrangements, the fee is not considered to be fixed or determinable and revenue is recognized as payments become due. Prime Response provides professional services to customers under service contracts and recognizes revenue on a time and materials basis as the services are performed, provided that amounts due from customers are fixed or determinable and collection of the resulting receivable is probable. These services are not essential to the functionality of the software and are often performed by other parties. Support revenues, including those bundled with the initial license fee, are deferred and recognized ratably over the support period. In the event that a contract contains multiple elements, Prime Response allocates the aggregate of the contract value to each element based on relative fair values as established by vendor specific objective evidence. Vendor specific objective evidence is based on recent sales prices. Prime Response provides applications hosting services to customers and recognizes revenue as the services are performed.

Prime Response typically does not grant to its customers a contractual right to return software products. When approved by management, however, Prime Response has accepted returns of certain software products and has provided an allowance for those specific products. Prime Response also provides reserves for customer receivable balances which are considered potentially uncollectible. Prime Response's allowances amounted to approximately $43,000, $147,000 and $1,198,000 as of December 31, 1998, 1999 and 2000 respectively.

The provision charged to the statement of operations was $147,000, $104,000 and $1,380,000 in 1998, 1999 and 2000 respectively, and write-offs against the allowances were $216,000, $0 and $329,000 in 1998, 1999 and 2000 respectively.

Cost of Revenues

All costs associated with software license production and distribution, primarily preparation and translation of user manuals, are recorded as cost of revenues for license fees. Additionally, royalties paid in connection with OEM agreements that Prime Response has entered into are recorded as a cost of license revenue. All costs associated with the services and support, comprising mainly labor and overhead costs, are recorded as cost of revenues for services and support. Services and support cost of revenues include any unbillable time related to the personnel associated with the professional services group. All costs associated with applications hosting, comprising mainly labor, equipment and overhead costs, are recorded as cost of revenues for applications hosting. Non-cash cost of revenues represents the amortization of stock compensation expense in the connection with the granting of stock options. The expense results from the difference between the estimated fair market value of the common stock on the measurement date and the exercise price of the option, which is being recognized over the vesting period.

Foreign Currency Translation

Prime Response has determined that the functional currency of each foreign operation is the respective local currency. Transactions in a foreign currency are recorded at the rate of exchange on the date of the transaction. Assets and liabilities at year end are translated at the rate of exchange in effect at the period end. Revenues and expenses are translated at average rates of exchange in effect during the year. Translation gains or losses are included as a component of accumulated other comprehensive income in stockholders' equity. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in results of operations as incurred.

Income Taxes

Prime Response recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the income tax basis of assets and liabilities and their respective financial reporting amounts at tax rates in effect for the periods in which the differences are expected to reverse. Prime Response provides a valuation allowance for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax assets will not be realized.

Net Loss per Share

Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock and exercise of stock options and warrants are antidilutive for all periods presented. Net loss per share for years ended December 31, 1998, 1999 and 2000 is computed using the weighted average number of common shares outstanding. Net loss available to common stockholders includes preferred stock dividends of none, $4.4 million and $1.8 million for the years ended December 31, 1998, 1999 and 2000, respectively, as well as participation payments in the cash and stock totaling $39.4 million for the year ended December 31, 2000, in connection with the Series A, B and C preferred stock.

Options to purchase 737,000, 1,358,000 and 2,194,000 shares of common stock at exercise prices ranging from $2.91 to $29.06 per share, respectively, and warrants to purchase none, 1,246,000 and 1,750,000 shares of common stock at exercise prices ranging from $0.01 to $9.35 per share, respectively, have been excluded from the computation of diluted net loss per share for the years ended December 31, 1998, 1999 and 2000, respectively.

Stock Based Compensation

Prime Response accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

Segment Information

Prime Response has adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas, and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. Prime Response has determined that it conducts its operations in three business segments, software licenses, applications hosting and services and support.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. During the periods presented, comprehensive income consisted solely of translation adjustments.

Recent Accounting Pronouncements

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, commonly referred to as SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's view in applying U.S. generally accepted accounting principles to selected revenue recognition issues. The application of the guidance in SAB 101 (as amended by SAB 101A and SAB 101B) was required in the fourth quarter of the fiscal year 2000. Adoption of SAB 101 did not have a material affect on the financial statements of the Company.

2. Balance Sheet Components

	December 31, 1999	December 31, 2000
Property and equipment (In thousands):
Furniture and equipment	$621	$1,158
Furniture and equipment under capital lease	560	56
Computer equipment and software	3,698	6,434
Computer equipment and software under capital lease	760	76
Motor vehicles under capital lease	94	--

	5,733	7,724
Accumulated depreciation on owned assets	(2,561)	(4,268)
Accumulated amortization on assets under capital lease	(570)	(66)

Motor vehicles under capital lease	$2,602	$3,390

Depreciation expense for the years ended December 31, 1998, 1999 and 2000 was $439,000, $724,000 and $1,439,000, respectively.

Amortization expense for the years ended December 31, 1998, 1999 and 2000 was $215,000, $308,000 and $111,000, respectively.

	December 31, 1999	December 31, 2000
Accrued expenses and other liabilities (in thousands):
Accrued compensation and related payroll taxes:	$1,917	$3,005
VAT payable	276	287
Amounts due to customer	500	--
Accrued professional fees	117	569
Accrued sales taxes	--	528
Other creditors and accruals	1,662	1,910

	$4,472	$6,299

3. Other Assets

During March 2000, Prime Response entered into an OEM software license agreement with a provider of customer optimization technology. Prime Response will pay royalties for all licenses sold that integrate the customer optimization technology. Prime Response paid $1,000,000 as an initial non- refundable prepayment of these royalties. In addition, Prime Response received a warrant to purchase 40,000 shares of common stock with an exercise price of $9.73 per share and a five-year term. Prime Response has calculated the fair value of the shares underlying the warrant to be $276,000 using the Black Scholes model. The $1,000,000 paid has been recorded as a long term asset on the balance sheet with $276,000 being allocated to the warrants and the remainder will be recorded as royalty expense in cost of revenues as license sales are recognized. During the year ended December 31, 2000, $79,000 was recognized and recorded as a cost of license sale.

During July 2000, Prime Response entered into an OEM software license agreement with a third party provider of enterprise portal software. Prime Response will pay royalties for all licenses sold that integrate this enterprise portal software. Prime Response paid $750,000 as an initial non- refundable prepayment of these royalties. This $750,000 has been recorded as a long-term asset at December 31, 2000 and will be recognized as a cost of revenues as license sales are recognized.

4. Debt and Capital Leases

Debt and capital leases consists of the following (in thousands):

	December 31, 1999	December 31, 2000

Capital leases	$600	$78
Term loans	2,000	--

Total debt and capital leases	2,600	78

Less: short-term debt and current maturities of long-term debt and capital leases	(2,289)	(78)

Long-term debt and capital leases	$311	$--

Term Loans

On October 28, 1999, Prime Response entered into an agreement with Greyrock Capital which provided for a term loan of $2,000,000 which was received by Prime Response upon execution of the agreement. This term loan was payable in quarterly installments for one year beginning on February 28, 2000. Interest accrued at prime plus 2.00% (10.50% at December 31, 1999) and was payable monthly. The agreement also allowed Prime Response to borrow against outstanding receivable balances up to $3,000,000. This agreement was repaid in full with the proceeds of the IPO and subsequently terminated in June 2000.

During January 2000, Prime Response entered into an agreement with Kite Limited evidenced by a promissory note in the amount of $4.3 million for the repurchase of 1,249,500 shares of redeemable common stock from a former shareholder at $3.42 per share. Prime Response repaid the note in full during March 2000, and recorded the shares as treasury stock.

5. Redeemable Convertible Preferred Stock

Issuance

The following table sets forth the redeemable convertible preferred stock ("preferred stock") activity (in thousands):

	Series A		Series B		Series C		Total
	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value
Issuance October 1997	1,155	$23,446	--	$--	--	$--	1,155	$23,446
Accrual of cumulative dividends and accretion to Redemption value	--	604	--	--	--	--	--	604

Balance December 31, 1997	1,155	24,050	--	--	--	--	1,155	24,050
Issuance September 1998	--	--	867	5,199	--	--	867	5,199
Accrual of cumulative dividends and accretion to Redemption value	--	1,896	--	116	--	--	--	2,012

Balance December 31, 1998	1,155	25,946	867	5,315	--	--	2,022	31,261
Issuance March 1999	--	--	833	4,281	--	--	833	4,281
Issuance July 1999	--	--	--	--	1,000	2,391	1,000	2,391
Issuance October 1999	--	--	--	--	833	2,500	833	2,500
Accrual of cumulative dividends and accretion to Redemption value	--	1,896	--	747	--	--	--	2,643

Balance December 31, 1999	1,155	$27,842	1,700	$10,343	1,833	$4,891	4,688	$43,076
Accrual of cumulative dividends and accretion to Redemption value	--	357	--	875	--	609	--	1,841
Payment of dividends in cash upon IPO	--	--	--	(934)	--	--	--	(934)
Payment of dividends in common stock upon IPO	--	(4,498)	--	(80)	--	--	--	(4,578)
Conversion of preferred stock to common stock upon IPO	(1,155)	(23,701)	(1,700)	(10,204)	(1,833)	(5,500)	(4,688)	(39,405)

Balance December 31, 2000	--	--	--	--	--	--	--	--

Redemption

The holders of Series A, B and C preferred stock were entitled to receive a payment of $20.52, $6.00 and $3.00, respectively, to be paid in cash or, at the option of Prime Response in securities of Prime Response or other consideration received by the holders of shares of common stock in the event of a merger.

Prime Response was required to reserve and keep available for issuance upon the conversion of the Series A, B and C preferred stock, such number of its authorized but unissued shares of common stock to be sufficient to permit the conversion of all outstanding shares of Series A, B and C preferred stock, and was required to take all action to increase the authorized number of share of common stock if at anytime there was insufficient authorized but unissued share of common stock to permit such reservation or to permit the conversion of all outstanding share of Series A, B and C preferred stock.

These contractual terms made the Series A, B and C preferred stock redeemable.

When issued, each share of Series C preferred stock in the July 1999 issuance was convertible into 0.75 shares of common stock, which represented a discount from the fair value of common stock on the date of the Series C issuance. The value attributable to this conversion feature represents an incremental yield, or a beneficial conversion feature, which was recognized as a return to the preferred stockholders. This amount, equal to the net proceeds from the Series C offering of approximately $2,391,000, has been recorded as accretion of preferred stock to redemption value in the consolidated statement of operations in the year ended December 31, 1999, and represents a non-cash charge in the determination of net loss attributable to common stockholders.

In August and September 1999, Prime Response obtained loans of $1,000,000 and $1,500,000, respectively, from a shareholder which were converted into 833,000 shares of Series C preferred stock in October 1999. When issued, both the August and September loans were immediately convertible into Series C preferred stock at the option of the holder. The number of shares of Series C preferred stock to be issued is calculated by dividing the principal amount of the notes by $3.00, which represents a discount from the fair value of common stock on the date of issuance. The values attributable to the conversion feature on each loan represent an incremental yield, or a beneficial conversion feature, which was recognized as additional interest on the loans. These amounts, equal to the proceeds from each loan of $1,000,000 and $1,500,000, respectively, have been charged to interest expense in the consolidated statement of operations in the year ended December 31, 1999, reflecting a non- cash expense.

Conversion

Upon the consummation of the IPO, the Series A, B and C preferred shares were converted into a total of 6,324,000 shares of common stock. Each share of Series A, B and C preferred stock converted into 3.1282, 0.7858 and 0.75 shares, respectively, of common stock.

Dividends

Upon the consummation of the IPO, the holders of Series A and B preferred stock received cumulative dividends in the amount of $3.59 and $0.51 per share, respectively. Cumulative dividends on the Series A and B preferred stock were $4,500,000 and $1,000,000, respectively. All of the Series A dividends were paid in 374,821 shares of common stock. Series B dividends were paid $934,000 in cash and 6,661 in shares of common stock. The holders of Series C preferred stock were not entitled to dividends.

Participation Payment

Upon the consummation of the IPO, the holders of Series A and C preferred stock received, in addition to accrued dividends and the common stock conversion feature, $20.52 and $3.00 per share, respectively, paid in 2,433,382 shares of common stock. The holders of Series B preferred stock received, in addition to accrued dividends and the conversion feature, $6.00 per share which was paid with $9,500,000 in cash and 56,875 in shares of common stock.

Voting

Prior to the IPO, the holders of preferred stock shares were entitled to vote, together with holders of common stock on all matters submitted to stockholders for vote. Each preferred stock holder was entitled to a number of votes equal to the number of shares of common stock into which each preferred stock share was convertible at the time of such vote.

6. Common Stock

Reorganization

Prime Response Group Inc. was incorporated on September 26, 1997. In October 1997 Prime Response Group Inc. affected a reorganization involving an exchange of common stock in Prime Response Group Inc. and a Promissory Note ("Note") for all of the outstanding ordinary shares of PRL. Additionally certain subsidiary companies of PRL became direct subsidiaries of Prime Response Group Inc. Prior to this reorganization, Prime Response Group Inc. had no operating activities of its own, all operations were conducted by PRL and its subsidiaries.

In order to effect this reorganization, on October 23, 1997 Prime Response Group Inc. issued 7,035,000 shares of common stock and a Note for $7,899,000 to the former shareholders of PRL, a company incorporated in the United Kingdom in 1987 and PRI's principal operating subsidiary. The Note was repaid in July 1998. In exchange, the former shareholders of PRL transferred their shares in that company to Prime Response Group Inc. and issued an option to Prime Response Group Inc. to repurchase 1,249,500 of these shares at an exercise price of $3.42 per share. Prime Response repurchased these shares subsequent to the IPO.

In 1999, the Company changed its name from Prime Response Group Inc. to Prime Response, Inc. The shares in PRL are held by Prime Response, Inc. as an investment in that subsidiary and are eliminated in consolidation. The exchange of shares in PRL for those in Prime Response Group Inc. represents various equity and debt transactions executed to facilitate investment by a U.S. venture capitalist and to allow an existing investor to liquidate a portion of his interest and therefore no change in control was recorded. In October 1997, in connection with the reorganization described above, Prime Response Group Inc. sold 1,155,000 shares of Series A convertible preferred stock for $20.52 per share, for an aggregate purchase price of $23,697,000, General Atlantic Partners 42, L.P. purchased 909,858 shares and GAP Coinvestment Partners, L.P. purchased 245,142 shares.

Holders of PRI's common stock are entitled to one vote per share.

Redeemable Common Stock

Accenture or its affiliate had the right to require Prime Response to repurchase the 428,000 shares it purchased in December 1999 for $4,000,000. The put right terminated upon the IPO and accordingly these shares were reclassified from redeemable common stock to common stock upon the IPO. In addition, during the year ended December 31, 2000, Prime Response repurchased 1,249,500 shares of common stock from a former shareholder that had the right to put these shares to Prime Response prior to September 30, 2000. These shares were previously recorded as redeemable common stock at December 31, 1999 and are classified as treasury stock at December 31, 2000.

Employee Stock Option Plan

In April 1998 Prime Response's Board of Directors adopted, and the stockholders subsequently approved the 1998 Stock Option/Stock Issuance's Plan (the "1998 Plan"). The 1998 Plan serves as the successor equity incentive program to the Company's 1997 Employee Stock Option Plan under which no options were issued.

The 1998 Plan is divided into two separate components: (i) the Discretionary Option Grant Program; and (ii) the Stock Issuance Program. The 1998 Plan will terminate on April 21, 2008 unless terminated earlier by the Board. The number of shares authorized in the 1998 Plan document of 1,250,000 was increased to 1,512,000 on September 30, 1998 and further increased to 2,148,000 on July 10, 1999. In October, 1999, Prime Response's Board of Directors authorized an increase in the number of shares authorized for grant to 2,898,000 and in November 1999, the Board of Directors further increased the number of shares authorized to 3,273,000.

Options for common stock granted under the 1998 Plan are for exercise within periods not to exceed ten years and must be issued at prices not less than 100% and 85%, for incentive and non-qualified stock options, respectively, of the fair value of the stock on the date of grant, unless a lower value is approved by the Board of Directors. Incentive stock options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant.

Options granted under the 1998 Plan vest in steps over a four-year period, from commencement date, with the first 25% vesting after one year, and the remainder vesting in 36 equal monthly installments.

Prime Response accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25. In connection with the grant of certain stock options to employees during the period from commencement of the 1998 Plan (April 1998) to December 31, 1998 and during the years ended December 31, 1999 and 2000, Prime Response recorded deferred stock compensation of none, $2,602,000 and $327,000 respectively, representing the difference between the estimated fair market value of the common stock on measurement date and the exercise price. Compensation related to options which vest over time was recorded as a component of stockholders' deficit and is being amortized over the vesting periods of the related options. Prime Response recorded compensation expense of none, $205,000 and $822,000 in 1998, 1999 and 2000, respectively relating to the amortization of deferred compensation recorded during the years ended December 31, 1999 and 2000, and the acceleration of a former employees' options. Compensation expense related to restricted shares was recorded on grant date. Prime Response recorded compensation expense of none, $1,677,000 and none in 1998, 1999 and 2000, respectively, in relation to these restricted shares. Compensation expense related to remeasurement of stock options due to extensions of exercise periods was recognized on the remeasurement date. Prime Response recorded compensation expense of none, $143,000 and none in 1998, 1999 and 2000, respectively, in relation to these options. Compensation expense is disclosed as a non-cash expense in the related Statement of Operations line items.

In November 1999, the 1999 Employee Stock Purchase Plan was adopted by its board of directors, and approved by its stockholders in January 2000. The 1999 plan authorizes the issuance of up to a total of 300,000 shares of common stock to participating employees. The purchase plan permits participants to purchase common stock through payroll deductions. Under the terms of the 1999 Plan, the option price is an amount equal to 85% of the average market price (as defined) per share of the common stock on either the first day or the last day of the offering period. As of December 31, 2000, no shares of common stock had been issued under this plan.

Prime Response's 1999 Outside Director Stock Option Plan was adopted by its board of directors in November 1999 and approved by its stockholders in January 2000. Under the terms of the Director Plan, directors who are not employees of Prime Response or its subsidiaries receive nonstatutory options to purchase shares of its common stock. A total of 200,000 shares of Prime Response common stock may be issued upon exercise of options granted under the Director Plan. As of December 31, 2000, options to purchase an aggregate of 80,000 shares of common stock were outstanding under the 1999 Outside Directors Stock Option Plan. As of December 31, 2000, no shares of common stock had been issued upon exercise of options outstanding under this plan.

During the year ended December 31, 2000, Prime Response issued 40,000 stock options to members of its newly formed Marketing Advisory Board. The options were immediately vested. In connection with this grant, Prime Response recorded a non-cash compensation expense of $313,000 using the Black Scholes model.

Valuation of Stock Options

Had compensation expense for the Plans been determined based upon the estimated grant date fair value pursuant to SFAS 123, Prime Response's net loss for years ended December 31, 1999 and 2000 would have been as follows:

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000
Net loss (in thousands):
As reported	$(14,603)	$(20,419)	$(27,590)
Pro forma	$(14,710)	$(20,574)	$(29,474)
Net loss per share attributable to common stockholders--basic and diluted
As reported	$(2.36)	$(3.44)	$(3.77)
Pro forma	$(2.38)	$(3.46)	$(3.88)

As additional option grants are expected to be made subsequent to December 31, 2000 and most options vest over several years, the above pro forma effects are not necessarily indicative of the pro forma effects on future years.

The fair value of these stock awards at the date of grant was estimated using the minimum value method for the year ended December 31, 1999. The determination of the fair value of all options granted during the year ended December 31, 2000 included an expected volatility factor. The following table summarized these assumptions:

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000
Risk free rate	5.24%	5.43%	6.34%
Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Expected life	10 years	10 years	10 years

Summary of Stock Options

A summary of the status of Prime Response's options as of December 31, 1999 and 2000 and changes during the periods then ended are presented below.

	Year ended December 31, 1998		Year ended December 31, 1999		Year ended December 31, 2000
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	--	--	736,538	$3.41	1,358,279	$4.91
Granted	783,600	$3.41	1,613,144	5.98	1,387,263	10.33
Exercised	--	--	(668,006)	6.52	(128,245)	4.30
Cancelled	(47,062)	3.41	(323,397)	3.49	(423,762)	10.73

Outstanding at end of period	736,538	$3.41	1,358,279	$4.91	2,193,535	$7.25

Options available for grant at end of period	775,462		1,246,937		483,443

Options granted at fair value:
Weighted average exercise price	$3.41		$4.31		$10.33

Weighted average fair value	$1.42		$1.72		$5.50

Options granted at below fair market value
Weighted average exercise price	$3.41		$6.09		$--

Weighted average fair value	$1.82		$7.45		$--

The following table summarizes information about stock options outstanding at December 31, 2000:

Range of Exercise Prices	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Vested and Exercisable
				Number of shares	Weighted Average Exercise Price
$2.91-$4.31	$3.71	815,737	8.2	427,782	$3.66
5.88-8.00	7.23	724,719	9.1	149,134	6.89
9.38-12.00	10.21	532,829	9.3	42,961	9.80
14.88-18.00	16.16	100,250	9.2	40,000	18.00
29.06	29.06	20,000	9.2	20,000	29.06

	$7.25	2,193,535	8.8	679,877	$6.35

Issuance of Warrants

During 1999, Prime Response issued warrants to purchase up to 313,000 and 251,000 shares of Prime Response's Common Stock at an exercise price of $3.41 and $.01 per share, respectively, in conjunction with the Series B and Series C preferred stock issuance, respectively. The warrants have terms of five years and seven years, respectively. The fair value of these warrants was determined to be $2.69 and $11.84 per share, respectively, using the Black-Scholes option pricing model, based on the following assumptions: 85.00% volatility, a term of five and seven years, respectively, and interest rates of 5.87% and 6.07%, respectively. The value of the warrants have been recorded as $720,000 and $609,000, respectively, and have been included in additional paid in capital. During the year ended December 31, 2000, the warrants to purchase 251,000 shares of Common Stock for $0.01 per share were exercised.

During 1999, Prime Response issued 682,000 warrants to Accenture to purchase 682,000 shares of common stock. During 2000, Prime Response issued warrants to purchase 31,500 shares of common stock to Accenture. See details of these warrant issuances in Note 7.

Shareholder Note Receivable and Restricted Stock

At December 31, 2000, Prime Response held a note receivable in the amount of $2,545,000 from an employee shareholder in consideration for the issuance of restricted stock. The note is non-interest bearing and is due on January 31, 2009. Imputed interest of $1,678,000 had been recorded for this note and will be amortized as income over the life of the loan. Compensation expense of $1,678,000 for the discount from fair value due to imputed interest was recognized during 1999 at the time the shares were issued. Shares vest and restrictions lapse in accordance with the terms of the 1998 Stock Option/Stock Issuance Plan. In the event employment is terminated, Prime Response can elect to repurchase, and the employee is obligated to sell, any of the vested shares for fair market value and any unvested shares for the original purchase price. In the event of a change of control, all of the restrictions on this stock will terminate. During 1999, 636,000 shares of common stock were issued subject to such time-based restrictions and 345,000 remain unvested at December 31, 2000.

7. Accenture (formerly Andersen Consulting) Relationship

On December 6, 1999, Prime Response and Accenture entered into a joint marketing agreement and, along with an affiliate of Accenture, a stock and warrant purchase agreement. Pursuant to the stock and warrant purchase agreement, Accenture purchased 428,000 shares of common stock and Accenture received a warrant to purchase 682,000 shares of common stock. This warrant has an exercise price of $9.35 per share and vests September 9, 2000. The aggregate purchase price paid by Accenture for the common stock and this warrant was $4,000,000. Accenture has no performance obligations under the stock and warrant purchase agreement or this warrant. Prime Response has recorded the stock at $9.35 per share. The fair value of the stock is $4,622,400. Prime Response calculated the fair value of the warrants on date of grant using Black Scholes model with the following assumptions: 7 year useful life (life of warrant), 6.07% risk-free interest rate, zero dividends and 85.19% volatility. Based on this calculation, the extended fair value of the warrants is $6,536,080. Prime Response has recorded an intangible asset of $7,158,000 which is equal to the excess of the aggregate fair values of the common stock and warrants over the purchase price. This asset is being amortized as a non-cash sales and marketing expense over its estimated useful life of four years, which reflects the term of the marketing agreement. As of December 31, 1999 and 2000 accumulated amortization of this intangible was $147,000 and $2,088,000, respectively.

Prime Response issued a performance warrant to purchase 375,000 shares of common stock to Accenture. Of this amount, 300,000 shares will vest in share increments determined by the extent to which $2.0 billion exceeds $357.8 million (which represents Prime Response's market capitalization at the time of its initial public offering.) An additional 75,000 shares will vest in increments of 7,500 shares for each $100.0 million that market capitalization exceeds $2.0 billion, up to a maximum market capitalization of $3.0 billion. This warrant has an exercise price of $9.35 per share. As of December 31, 2000, there had not been any vesting of the performance warrants mentioned above. Prime Response also issued a performance warrant to purchase 375,000 shares of common stock to Accenture which will vest in increments of 10,500 shares for each $1.0 million of sales resulting from joint marketing efforts up to $25 million and then in increments of 4,500 shares for each $1.0 million of sales from $25 million to $50 million. As of December 31, 2000, warrants to purchase 31,500 shares of Prime Response common stock underlying the warrants had vested.

All warrants have a seven-year term. In the event that the marketing agreement is terminated as a result of a breach by Accenture, no further vesting under the warrants will occur, but those warrants already exercisable will remain exercisable during their term to the extent they are vested at the time of termination.

Prime Response is obligated to pay Accenture a commission if designated sales targets are met. The first five transactions were paid at a commission rate of 50%, and all subsequent transactions will be paid at a commission rate of 20%. The first five transactions were completed during the second quarter of 2000 and Prime Response paid $1,200,000 to Accenture. During the remainder of 2000, as a result of additional transactions, Prime Response recorded a commission payable to Accenture in the amount of $250,000. The commissions are included in sales and marketing expenses. In addition, if designated sales targets are met, Accenture is obligated to provide up to $1,000,000 in funding for joint marketing efforts, business development personnel, structure feedback and sales support. The majority of the approximately $1,450,000 worth of commission earned by Accenture in the year ended December 31, 2000 will be used to fund these activities. The expenditure of these funds is controlled by a committee comprised of both Accenture and Prime Response personnel. As of December 31, 2000, $305,000 had been funded for joint marketing activities.

In addition, Prime Response is obligated to engage Accenture for consulting services in connection with its services worth at least $1,000,000 before December 31, 2001. As of December 31, 2000, Prime Response had engaged Accenture for approximately $1,010,000 worth of consulting services.

8. Commitments and Contingencies

Leases

Prime Response has several operating lease agreements primarily involving real estate and computers and equipment. These leases are noncancelable and expire on various dates through 2013. Rent expense for operating leases totaled, $2,291,000, $2,465,000 and $3,083,000 for the years ended December 31, 1998, 1999, and 2000, respectively. Future minimum rental payments under leases are as follows:

	Operating	Capital
Year ending December 31,	(in thousands)
2001	$1,478	$46
2002	1,079	40
2003	1,013	--
2004	837	--
2005	758	--
Thereafter	4,014	--

Total future minimum lease payments	$9,179	$86

Less: portion representing interest		9

		$77

9. Income Taxes

Prime Response, Inc.'s statutory and effective tax rates were 34% and 0%, respectively, for each of the years ended December 31, 1999 and 2000. The effective tax rate was 0% due to net operating losses ("NOL") and nonrecognition of any deferred tax asset.

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	December 31, 1999	December 31, 2000
Net operating loss carryforwards	$8,708	$17,891
Other deferred tax assets	1,412	3,151

Gross deferred tax asset	10,120	21,042
Valuation allowance	(10,120)	(21,042)
Net deferred taxes	$--	$--

Prime Response, Inc. has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If Prime Response, Inc. achieves profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

At December 31, 2000, Prime Response, Inc. has federal and state net operating loss carryforwards of approximately $25,000,000 available to reduce future federal and state income taxes payable. These net operating loss carryforwards begin to expire in 2017 for federal purposes and 2002 for state purposes. Prime Response, Inc. also has non-US net operating loss carryforwards of $27,000,000, some of which begin to expire in 2003.

Ownership changes, as defined in the Internal Revenue Code, including those resulting from the issuance of common stock in connection with an initial public offering, may limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income or tax liability. The amount of the annual limitation is determined in accordance with Section 382 of the Internal Revenue Code.

10. Segment Analysis

Prime Response earned all of its revenue from external customers. Prime Response is organized into three segments, software licenses, services and support and applications hosting, to reflect the key sales lines. The segment information includes an allocation of certain corporate costs such as depreciation, amortization and rent expense. The distribution of revenues and total assets by geographic location is as follows (in thousands):

	Year ended December 31, 1998				Year ended December 31, 1999				Year ended December 31, 2000
	US	UK	Rest of World	Total	US	UK	Rest of World	Total	US	UK	Rest of World	Total
Revenues:
Software licenses	$3,295	$5,094	$106	$8,495	$1,462	$7,797	$875	$10,134	$7,064	$6,241	$2,445	$15,750
Services and support	1,075	3,104	35	4,214	2,025	4,092	402	6,519	3,387	5,439	1,080	9,906
Applications hosting	--	3,827	--	3,827	--	3,869	--	3,869	--	3,207	--	3,207

Total revenues:	$4,370	$12,025	$141	$16,536	$3,487	$15,758	$1,277	$20,522	$10,451	$14,887	3,525	$28,863

Gross profit:
Software licenses	$3,290	$4,947	$106	$8,343	$1,462	$7,797	$875	$10,134	$6,985	$6,241	$2,445	$15,671
Services and support	(631)	(1,597)	(35)	(2,263)	118	1,745	21	1,884	(659)	1,886	517	1,744
Applications hosting	--	1,350	--	1,350	--	1,093	--	1,093	--	(107)	--	(107)

Total gross profit	$2,659	$4,700	$71	$7,430	$1,580	$10,635	$896	$13,111	$6,326	$8,020	$2,962	$17,308

Total assets	$3,847	$3,555	$2,750	$10,152	$13,481	$11,392	$642	$25,515	$39,835	$10,558	$689	$51,082

11. Acquisitions

On January 19, 1998, Prime Response acquired certain intellectual property rights and other intangible assets related to the MIND software business from an Irish company, Admiral IT Services Limited, for consideration of $2,812,000. The acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired based upon the fair market values as determined by Prime Response at the date of acquisition and will be amortized on a straight-line basis over the estimated economic lives of two years, principally for goodwill.

At December 31, 1999 and 2000 Prime Response had accumulated amortization relating to this intangible asset of $2,560,000 and $2,812,000, respectively.

12. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the periods shown (in thousands, except per share data):

	Year ended December 31, 1999				Year ended December 31, 2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$3,782	$5,081	$4,204	$7,455	$7,535	$9,033	$6,938	$5,357
Loss before income taxes	(3,832)	(4,502)	(7,178)	(4,892)	(5,058)	(6,094)	(8,022)	(8,490)
Net loss	(3,833)	(4,503)	(7,185)	(4,898)	(5,076)	(6,002)	(8,022)	(8,490)
Net loss attributable to common stockholders	$(4,444)	$(5,180)	$(10,253)	$(5,576)	$(46,310)	$(6,002)	$(8,022)	$(8,490)
Net loss per share - basic and diluted	$(0.64)	$(0.73)	$(1.35)	$(0.72)	$(3.99)	$(0.30)	$(0.39)	$(0.41)

13. Related Party Transactions

During the years ended December 31, 1999 and 2000, Prime Response made sales totaling $540,000 and $345,000 to a company which is partly owned by a significant shareholder of Prime Response. At December 31, 2000, $136,000 remained outstanding from this related party.

During the years ended December 31,1999 and 2000, Prime Response made sales totaling $27,000 and $391,000 to a company which is partly owned by a significant shareholder and which one of our Directors holds a directorship position. At December 31, 2000, $71,000 remained outstanding from this related party.

There were no material related party transactions during the year ended December 31, 1998.

14. Employee Benefit Plan

Prime Response offers a 401(k) plan to its United States employees who meet certain defined requirements. Under the terms of the 401(k) plan, eligible employees may elect to make tax-deferred contributions, and Prime Response may match 25% of the lesser of the contributing employee's elective deferral or 4% of the contributing employee's total salary. During the year ended December 31, 1998, 1999 and 2000, Prime Response contributed approximately $11,000, $20,000 and $63,000 respectively, to the 401(k) plan.

Financial Statements Table of Contents

CHORDIANT SOFTWARE, INC.
 UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(amounts in thousands)

	Chordiant						Pro Forma

	Historical Chordiant	Historical Prime	Pro Forma Adjustments		Pro Forma Chordiant	Historical OnDemand	Adjustments		Combined
Revenues:
License	$39,664	$454			$40,118	$--			$40,118
Service	36,307	3,308			39,615	1,949			41,564

Total revenues	75,971	3,762			79,733	1,949			81,682

Cost of revenues:
License	1,982	--			1,982	--			1,982
Service	30,607	2,690			33,297	4,241			37,538
Non-cash compensation expense	698	29			727	29			756

Total cost of revenues	33,287	2,719			36,006	4,270			40,276

Gross profit/(loss):	42,684	1,043			43,727	(2,321)			41,406

Operating expenses:
Sales and marketing
Non-cash compensation expense	1,040	514			1,554	41			1,595
Other sales and marketing	41,651	3,931			45,582	6,822			52,404
Research and Development
Non-cash compensation expense	1,076	29			1,105	16			1,121
Other research and development	20,457	1,753			22,210	3,216			25,426
Purchased in-process research and development	3,025	--			3,025	--			3,025
General and administrative
Non-cash compensation expense	406	29			435	99			534
Other general and administrative	9,604	5,298			14,902	2,546			17,448
Amortization of intangible assets	9,699	--	1,985	(a)	11,684	1,271	487	(b)	13,422
Restructuring expense	1,669	3,772			5,441	42			5,483

Total operating expenses	88,627	15,326			105,938	14,053			120,478

Loss from operations	(45,943)	(14,283)			(62,211)	(16,374)			(79,072)

Interest expense	(79)	(28)			(107)	(512)			(619)
Other income (expense), net	3,960	355			4,315	633	(351)	(c)	4,597

Net loss before income taxes	(42,062)	(13,956)			(58,003)	(16,253)			(75,094)
Provision for income taxes	200	--			200	--			200

Net loss	$(42,262)	$(13,956)			$(58,203)	$(16,253)			$(75,294)

Pro forma net loss per share:
basic and diluted:	$(0.86)								$(1.45)

Shares used to compute pro forma net loss per share:
basic and diluted:	49,252		2,750	(d)					52,002

The accompanying notes are an integral part of these unaudited pro forma combined  financial statements.

Financial Statements Table of Contents

CHORDIANT SOFTWARE, INC.
 UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(amounts in thousands)

			Pro Forma
	Chordiant	OnDemand	Adjustments		Combined
Revenues:
License	$17,122	$--			$17,122
Service	20,762	464			21,226

Total revenues	37,884	464			38,348

Cost of revenues:
License	1,055	--			1,055
Service	16,159	360			16,519
Non-cash compensation expense	171	--			171

Total cost of revenues	17,385	360			17,745

Gross profit/(loss):	20,499	104			20,603

Operating expenses:
Sales and marketing
Non-cash compensation expense	236	6			242
Other sales and marketing	17,419	412			17,831
Research and Development
Non-cash compensation expense	390	20			410
Other research and development	10,101	810			10,911
Purchased in-process research and development	997	--			997
General and administrative
Non-cash compensation expense	160	14			174
Other general and administrative	4,126	1,930			6,056
Amortization of intangible assets	1,778	91	122	(b)	1,991
Restructuring expense	4,498	129			4,627

Total operating expenses	39,705	3,412			43,239

Loss from operations	(19,206)	(3,308)			(22,636)

Interest expense	(92)	(96)			(188)
Other income (expense), net	541	95	(88)	(c)	548

Net loss	$(18,757)	$(3,309)			$(22,276)

Pro forma net loss per share:
basic and diluted:	$(0.35)				$(0.41)

Shares used to compute pro forma net loss per share:
basic and diluted:	54,307				54,307

The accompanying notes are an integral part of these unaudited pro forma combined  financial statements.

Financial Statements Table of Contents

CHORDIANT SOFTWARE, INC.
 NOTES TO THE UNAUDITED PRO FORMA
 COMBINED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

On January 8, 2001, Chordiant entered into a merger agreement to acquire Prime.  Under the terms of the merger agreement, all issued and outstanding shares of Prime were exchanged for 11,919,000 shares of Chordiant's common stock with a value of approximately $33.7 million. In addition, based on an exchange ratio of approximately 0.60 share of Chordiant common stock for every share of Prime common stock, all of Prime's  outstanding options were be converted into options to purchase 1,367,464 shares of Chordiant's common stock and all of Prime's outstanding warrants will be converted into warrants to purchase 1,050,000 shares of Chordiant's common stock. The fair value of the options and warrants of approximately $3.2 million and $2.8 million, respectively, was determined using the Black-Scholes option pricing model and is included as a component of the purchase price. Chordiant incurred approximately $6.5 million in acquisition related expenses, which consist primarily of financial advisory, accounting and legal fees and $4.0 million in integration and restructuring costs.

On March 28, 2002, Chordiant and OnDemand entered into a Merger Agreement whereby Chordiant acquired each share of common stock and preferred stock of OnDemand in exchange of a cash consideration of $11,500,000 (before OnDemand Merger related costs). Options and warrants issued and outstanding prior to the Merger were not assumed by Chordiant. The Merger closed on April 1, 2002.

The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2001 includes the results of: Chordiant for the year ended December 31, 2001; OnDemand for the year ended December 31, 2001; and Prime for the period from January, 1, 2001 to March 27, 2001 (acquisition date). The financial statements of OnDemand were conformed to Chordiant's fiscal periods. The pro forma statement of operations have been prepared assuming the Merger and the acquisition of Prime by Chordiant were each completed as of January 1, 2001.

The unaudited pro forma combined condensed statement of operations for the six months ended June 30, 2002 includes the results of: Chordiant for the six months ended June 30, 2002; and OnDemand for the three months ended March 31, 2002. The financial statements of OnDemand were conformed to Chordiant's fiscal periods. The pro forma statement of operations have been prepared assuming that the Merger was completed as of January 1, 2002.

No pro forma combined balance sheet has been presented given that the historical balance sheet of Chordiant as of June 30, 2002 gives effect to the acquisition of Prime and the Merger.

The accompanying unaudited pro forma combined condensed statements of operations have been prepared as if the Merger and the acquisition of Prime by Chordiant were each completed as of January 1, 2001 and reflects the following pro forma adjustments:

  To record the amortization of intangible assets resulting from the acquisition of Prime by Chordiant over their economic lives. Write off of in-progress technology of $1,486 and $997 acquired from Prime and OnDemand, respectively, has been excluded from this pro forma adjustment.
  To record the amortization of intangible assets resulting from the acquisitions of OnDemand by Chordiant over their economic lives.
  To eliminate the interest income recorded by Chordiant on a cash balance of $11,500,000.
  To reflect the issuance by Chordiant of 11,918,805 shares of common stock in connection with the acquisition of Prime that occurred on March 27, 2001.

SUMMARY

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

This summary does not contain all the information you should consider before buying shares in the offer. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this prospectus or incorporated by reference in this prospectus. The entire prospectus should be read carefully.

THE COMPANY

We provide customer relationship management (CRM) software solutions for global business-to-consumer enterprise companies. Our target customers include companies with demanding customer relationships involving a large number of individual customers with complex customer relationships requiring high levels of personalized services. We began marketing our enterprise solutions in 1997. Through our acquisitions of Prime Response, OnDemand, certain technology from ActionPoint and ASP Outfitter, we have added new products to our product offerings. Our customers include global companies in the financial services, telecommunications, retail and travel services industries. Our solutions seek to fulfill the requirements these companies have for enterprise-wide CRM software infrastructure solutions capable of servicing millions of individual customers across multiple communication channels in real-time. Our solutions enable organizations to market, sell, and serve their customers across multiple channels, including call centers, branch representatives and self-serve channels such as automated telephony, the internet and e-mail.

We have designed our products to integrate customer information from different data sources, generate business processes based on a customer's specific profile and request, and provide uniform service and data to customers across multiple communications channels. Our products are designed to enable companies to deliver appropriate offers and information to a targeted customer at the time of customer need. We believe companies using our products can increase the value derived from their customers through improved retention rates and linked selling opportunities that result from personalized customer interaction.

We license our products and provide related services primarily through our direct sales organization, complemented by the selling and support efforts of systems integrators and partners. Our customers include multinational market leading business-to-consumer companies such as: USAA, Chase Insurance, Metropolitan Life Insurance Company, CIBC Bank, Hutchinson 3G, Lloyds TSB Bank, Thompson Travel, British Sky Broadcasting (BskyB), Barclays Mercantile, Direct Line, Canadian Tire Financial Services, Halifax plc, Wachovia and The Royal Bank of Scotland plc. Our objective is to continue to provide innovative e-business infrastructure software that enables a company to offer its customers personalized interactions across multiple communication channels.

Our principal executive offices are located at 20400 Stevens Creek Blvd., Suite #400, Cupertino, CA 95014, and our telephone number is (408) 517-6100. Our Internet address is www.chordiant.com. The information on our web site is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

An investment in our shares involves a high degree of risk. We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. You should not make an investment in these shares if you cannot afford to lose your entire investment. Before purchasing these shares, you should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the shares of common stock offered by this prospectus.

We expect to continue to incur losses and may not achieve or maintain profitability, which may cause our stock price to decline.

We incurred losses of $10.5 million and $18.8 million for the three and six months ended June 30, 2002, respectively. As of June 30, 2002, we had an accumulated deficit of $158.9 million. We expect to continue to incur losses during the current fiscal year. Moreover, we expect to continue to incur significant sales and marketing and research and development expenses and expenses to establish additional sales offices domestically and internationally. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we can sustain this growth, maintain our past growth rates or generate sufficient revenues to achieve profitability.

Our revenue as a percentage of deferred revenue is declining, which may reduce our forecasting accuracy resulting in investor disappointment and resulting stock price reductions.

Historically, a large amount of license revenue flowed through deferred revenue.  In 2000 nearly 100% of license revenues came through deferred revenue.  In 2001 approximately 70% of license revenue came through deferred revenue.  We believe this trend will continue.  Less reliance on deferred revenue requires the licensing of software that does not involve significant implementation or customization essential to its functionality.  If we fail to contract the additional non-deferred licenses, we may miss our revenue forecasts which may cause our stock price to decline.

Our reliance on international operations may cause reduced revenues and increased operating expenses.

During the three and six months ended June 30, 2002, international revenues were $10.7 million and $30.7 million or approximately 72% and 81% of our total revenues, respectively. During the three and six months ended June 30, 2001, international revenues were $14.6 million and $25.9 or approximately 76% and 80% of our total revenues, respectively. We expect international revenues will continue to represent a significant portion of our total revenues in future periods. We have faced, and will continue to face, risks associated with:

  Difficulties in managing our widespread operations;
  Difficulties in hiring qualified local personnel;
  Seasonal fluctuations in customer orders;
  Longer accounts receivable collection cycles;
  Expenses associated with products used in foreign markets;
  Currency fluctuation and hedging activities; and
  Economic downturns in international economies.

Any of these factors could have a significant impact on our ability to license products on a competitive and timely basis and adversely affect our operating expenses and net income. Our international sales are denominated in both the U.S. dollar and local currencies. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets and could negatively affect our operating results and cash flows.

Competition in our markets is intense and could reduce our sales and prevent us from achieving profitability.

Increased competition could result in price reductions, reduced gross margins and loss of market share, any one of which could reduce our future revenues. The market for our products is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Our current competitors include:

  Internal information technology departments: In-house information technology departments of potential customers have developed or may develop systems that provide some or all of the functionality of our products. We expect that internally developed application integration and process automation efforts will continue to be a significant source of competition.
  Point application vendors: we compete with providers of stand-alone point solutions for web-based customer relationship management and traditional client/server-based, call-center service customer and sales-force automation solution providers.

Many of our competitors have greater resources and broader customer relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

Because a small number of customers account for a substantial portion of our software license revenues, our revenues could decline if we lose a major customer.

We derive a significant portion of our software license revenues in each quarter from a limited number of customers. Loss of a major customer in a particular quarter could cause a decrease in revenue, deferred revenues and net income. For the quarter ended June 30, 2002, revenues from companies A, and B accounted for 19% and 16% of total revenues, respectively. For the quarter ended June 30, 2001, revenues from companies C and D accounted for 19% and 11% of total revenues, respectively. For the six months ended June 30, 2002, revenues from companies A, B, C and F accounted for 11%, 20%, 15% and 10% of total revenues, respectively. For the six months ended June 30, 2001, revenues from companies C, E and F accounted for 23%, 16% and 11% of total revenues, respectively. While our size has increased and customer concentration has reduced, we still expect that a limited number of customers will continue to account for a substantial portion of our revenues. As a result, if we lose a major customer, or if a contract is delayed or cancelled or we do not contract with new major customers, our revenues would be adversely affected. In addition, customers that have accounted for significant revenues in the past may not generate revenues in any future period causing our failure to obtain new significant customers or additional orders from existing customers to materially affect our operating results.

We may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business and the market price of our common stock.

Our revenues and operating results may fluctuate significantly because of a number of factors, many of which are outside of our control. Some of these factors include:

  Product and price competition;
  Size and timing of individual license transactions;
  Delay or deferral of customer implementations of our products;
  Length of our sales cycle;
  Success in expanding our global services organization, direct sales force and indirect distribution channels;
  Timing of new product introductions and product enhancements;
  Appropriate mix of products licensed and services sold;
  Levels of international transactions;
  Activities of and acquisitions by competitors;
  Further deterioration and changes in domestic and foreign markets and economies; and
  Our ability to develop and market new products and control costs.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our revenues and operating results to fluctuate significantly. Based upon the preceding factors, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business, financial condition, results of operations and the market price of our common stock.

Our operating results fluctuate significantly and an unanticipated decline in revenues may disappoint investors and result in a decline in our stock price.

Our quarterly revenues will depend primarily upon product implementation by our customers. We have historically recognized most of our license and services revenue using the percentage-of-completion method using labor hours incurred as the measure of progress towards completion of implementation of our products and we expect this practice to continue. Thus, delays in implementation by our customers and systems integration partners would reduce our quarterly revenue. Historically, a significant portion of new customer orders have been booked in the third month of the calendar quarter, with many of these bookings occurring in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in bookings would decrease our quarterly deferred revenue. If our revenues or operating margins are below the expectations of the investment community, our stock price is likely to decline.

Our failure to maintain and grow our relationships with systems integrators would harm our ability to market and implement our products and reduce future revenues.

Failure to establish or maintain relationships with systems integrators would significantly harm our ability to license our software products. Systems integrators install and deploy our products, in addition to those of our competitors, and perform custom integration of systems and applications. Some systems integrators also engage in joint marketing and sales efforts with us. If these relationships fail, we will have to devote substantially more resources to the sales and marketing, implementation and support of our products than we would have to otherwise. Our efforts may also not be as effective as those of the systems integrators, which could reduce revenues. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. A number of our competitors have stronger relationships with these systems integrators and, as a result, these systems integrators may be more likely to recommend competitors' products and services.

Failure to successfully customize or implement our products for a customer could prevent recognition of revenues, collection of amounts due or cause legal claims by the customer.

If a customer is not able to customize or deploy our products successfully, the customer may not complete expected product deployment, which would prevent recognition of revenues and collection of amounts due, and could result in claims against us. We have, in the past, had disputes with customers concerning product performance. One dispute, from a 1997 product license, resulted in a settlement following litigation. One, from a product license and related service agreements, was resolved in February, 2000.

Our primary products have a long sales and implementation cycle, which makes it difficult to predict our quarterly results and may cause operating results to vary significantly.

The period between initial contact with a prospective customer and the implementation of our products is unpredictable and often lengthy, ranging to date from three to twenty-four months. Thus, deferred revenue could vary significantly from quarter to quarter. Any delays in the implementation of our products could cause reductions in our revenues. The licensing of our products is often an enterprise-wide decision that generally requires us to provide a significant level of education to prospective customers about the use and benefits of our products. The implementation of our products involves significant commitment of technical and financial resources and is commonly associated with substantial implementation efforts that may be performed by us, by the customer or by third-party systems integrators. Customers generally consider a wide range of issues before committing to purchase our products, including product benefits, ability to operate with existing and future computer systems, vendor financial stability and longevity, ability to accommodate increased transaction volume and product reliability.

Our stock price is subject to significant fluctuations.

Since our initial public offering in February 2000, the price of our common stock has fluctuated widely. We believe that factors such as the risks described herein or other factors could cause the price of our common stock to fluctuate, perhaps substantially. In addition, recently, the stock market in general, and the market for high technology stocks in particular, has experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of our common stock.

If we are unable to maintain our Nasdaq National Market listing, the liquidity of our common stock would be seriously limited.

Since the close of the quarter ended June 30, 2002, our stock had minimum closing bid prices of less than $1.00 per share, which is the minimum bid price requirement for continued listing with the Nasdaq National Market. If we fail to comply with the minimum bid price requirement for 30 straight trading days, we will receive a deficiency notice from the Nasdaq National Market. We will then have 90 calendar days to reestablish compliance with that requirement. To reestablish compliance, our minimum closing bid price must be more than $1.00 per share for 10 consecutive trading days. If we do not reestablish compliance with this requirement during the 90-day period, Nasdaq will commence delisting proceedings and we may be delisted from the Nasdaq National Market. Our shares will continue to trade on the Nasdaq National Market unless and until the delisting proceedings have commenced and been completed and the Nasdaq National Market has made a determination to delist us. In the event our shares are delisted from the Nasdaq National Market, we will attempt to have our common stock traded on the Nasdaq Small Cap Market. If our common stock is delisted, it could seriously limit the liquidity of our common stock and would limit our potential to raise future capital through the sale of our common stock, which could seriously harm our business.

We are the target of a securities class action complaint and are at risk of securities class action litigation, which may result in substantial costs and divert management attention and resources.

Beginning in July 2001, we and certain of our officers and directors, as well as certain of the underwriters from the our initial public offering, were named as defendants in several class action shareholder complaints filed in the United States District Court for the Southern District of New York and consolidated under the caption, Weiss v. Chordiant Software, Inc., et al., Case No. 01-CV-6222. In the complaint, the plaintiffs allege that we, certain of our officers and directors and our initial public offering underwriters violated the federal securities laws because our registration statement and prospectus for our initial public offering contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints were filed in the same court against numerous public companies that conducted initial public offerings of their common stock since the mid-1990s. This action may divert the efforts and attention of our management and, if determined adversely to us, could have a material impact on our business.

Our products need to successfully operate in a company-wide environment; if they do not we may lose sales and suffer decreased revenues.

If existing customers have difficulty deploying our products or choose not to fully deploy the products, it could damage our reputation and reduce revenues. Our success requires that our products be highly scalable, and able to accommodate substantial increases in the number of users. Our products are expected to be deployed on a variety of computer hardware platforms and to be used in connection with a number of third-party software applications by personnel who may not have previously used application software systems or our products. These deployments present very significant technical challenges, which are difficult or impossible to predict. If these deployments do not succeed we may lose future sales opportunities and suffer decreased revenues.

Defects in our products could diminish demand for our products and result in decreased revenues, decreased market acceptance and injury to our reputation.

Errors may be found from time to time in our new, acquired or enhanced products, including the recently announced products within the J2EE architecture. Any significant software errors in our products may result in decreased revenues, decreased sales, and injury to our reputation and/or increased warranty and repair costs. Although we conduct extensive product testing during product development, we have in the past discovered software errors in our products as well as in third party products, and as a result have experienced delays in the shipment of our new products. The latest version of our primary product suite was introduced in January 2002.

To date, our sales have been concentrated in the financial services, travel and leisure and telecommunications markets, and if we are unable to continue sales in these markets or successfully penetrate new markets, our revenues may decline.

Sales of our products and services in three large markets -- financial services, travel and leisure and telecommunications -- accounted for approximately 86% and 90% of our total revenues for the three and six months ended June 30, 2002, and 96% and 97% of total revenues for the the three and six months ended June 30, 2001. We expect that revenues from these three markets will continue to account for a substantial portion of our total revenues in 2002. If we are unable to successfully increase penetration of our existing markets or achieve sales in additional markets, or if the overall economic climate of our target markets deteriorates, our revenues may decline.

In addition, we cannot predict what effect the political terrorist attacks of September 11, 2001, and the related military conflict have had or are continuing to have on our existing and prospective customers' decision-making process with respect to licensing or implementing enterprise-level products such as ours. If these or other outside factors cause existing or prospective customers to cancel or delay deployment of products such as ours, our operating results would be adversely affected.

Low gross margin in services revenues could adversely impact our overall gross margin and income.

Our services revenues have had lower gross margins than our license revenues. As a result, an increase in the percentage of total revenues represented by services revenues, or an unexpected decrease in license revenues, could have a detrimental impact on our overall gross margins. We anticipate that services revenues will continue to represent over 40% of total revenues. To increase services revenues, we must expand our services organization, successfully recruit and train a sufficient number of qualified services personnel, and obtain renewals of current maintenance contracts by our customers. This expansion could further reduce gross margins in our services revenues.

If our service revenues fall below certain contract obligations we will incur service expenses without corresponding revenues that would increase our losses.

We have entered into a two-year agreement, beginning March 19, 2002, with Merit International pursuant to which Merit will provide exclusive training and certain consulting services for a fixed fee. Upon the effective date of this agreement, we transferred to Merit our training operations including selected employees. In addition, Merit will provide to our customers resource development services in exchange for an agreed-upon fee negotiated on a transaction-by-transaction basis. We believe this agreement will provide us with high quality training and consulting services. We will pay Merit, based on meeting certain minimum revenue targets, as follows: July 1, 2002 to December 31, 2002: (British Pounds) 900,000; January 1, 2003 to June 30, 2003: (British Pounds) 900,000; July 1, 2003 to December 31, 2003: (British Pounds) 1.0 million; and January 1, 2004 to June 30, 2004: (British Pounds) 500,000, for a total of (British Pounds) 3.3 million. The minimum revenue target above can be reduced for Merit's non-compliance with the terms of the agreement. If we exceed the minimum revenue target, the excess will be applied against future minimums. After one year from the effective date, we may, at our option, terminate the agreement and pay an early termination fee that reduces from (British Pounds) 555,000 to (British Pounds) 0 over time. Payment of the early termination fee will release our obligation related to the minimum revenue target.

Because competition for qualified personnel could again become intense, we may not be able to retain or recruit personnel, which could impact the development and sales of our products.

If we are unable to hire or retain qualified personnel, or if newly hired personnel fails to develop the necessary skills or fails to reach expected levels of productivity, our ability to develop and market our products will be weakened. Our success depends largely on the continued contributions of our key management, engineering, sales and marketing and professional services personnel, including Samuel T. Spadafora, our chairman of the board of directors and Stephen Kelly, our president and chief executive officer.

If we fail to introduce new versions and releases of functional and scalable products in a timely manner, customers may license competing products and our revenues may decline.

If we are unable to ship or implement enhancements to our products when planned, or fail to achieve timely market acceptance of these enhancements, we may suffer lost sales and could fail to achieve anticipated revenues. A majority of our total revenues have been, and are expected to be, derived from the license of our primary product suite. Our future operating results will depend on the demand for the product suite by future customers, including new and enhanced releases that are subsequently introduced. If our competitors release new products that are superior to our products in performance or price, or if we fail to enhance our products or introduce new features and functionality in a timely manner, demand for our products may decline. We have in the past experienced delays in the planned release dates of new versions of our software products and upgrades. New versions of our products may not be released on schedule or may contain defects when released.

We depend on technology licensed to us by third parties, and the loss or inability to maintain these licenses could prevent or delay sales of our products.

We license from several software providers technologies that are incorporated into our products. For example, we license Forte 4GL Runtime and related iPlanet products from iPlanet, a Sun Microsystems company. In addition, we license JRules software products from Ilog and other products from other vendors. Our license agreement with Sun Microsystems was renewed in October 2001. We anticipate that we will continue to license technology from iPlanet, Ilog and other third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. The loss of the iPlanet or Ilog, Inc. technology or other technology licenses could result in delays in the license of our products until equivalent technology, if available, is developed or identified, licensed and integrated into our products. Even if substitute technologies are available, there can be no guarantee that we will be able to license these technologies on commercially reasonable terms, if at all.

Defects in third party products associated with our products could impair our products' functionality and injure our reputation.

The effective implementation of our products depends upon the successful operation of third-party products in conjunction with our products. Any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation. In the past, while our business has not been materially harmed, product releases have been delayed as a result of errors in third-party software and we have incurred significant expenses fixing and investigating the cause of these errors.

Our customers and system integration partners have the ability to alter our source code and resulting inappropriate alterations could adversely affect the performance of our products, cause injury to our reputation and increase operating expenses.

Customers and system integration partners have access to the computer source code for certain of our products and may alter the source code. Alteration of our source code may lead to implementation, operation, technical support and upgrade problems for our customers. This could adversely affect the market acceptance of our products, and any necessary investigative work and repairs could cause us to incur significant expenses and delays in implementation.

If our products do not operate with the hardware and software platforms used by our customers, customers may license competing products and our revenues will decline.

If our products fail to satisfy advancing technological requirements of our customers and potential customers, the market acceptance of these products could be reduced. We currently serve a customer base with a wide variety of constantly changing hardware, software applications and networking platforms. Customer acceptance of our products depends on many factors such as:

  Our ability to integrate our products with multiple platforms and existing or legacy systems;
  Our ability to anticipate and support new standards, especially Internet and enterprise Java standards; and
  The integration of additional software modules and third party software applications with our existing products.

Our failure to successfully integrate acquired companies and technologies into our operations and technologies could prevent us from operating efficiently.

Our business strategy includes pursuing opportunities to grow our business, both internally and through selective acquisitions and technology and other asset purchases. To implement this strategy, we expect to be involved in additional technology and asset purchase transactions. Acquisition transactions are motivated by many factors, including, among others, our desire to acquire skilled personnel, obtain new technologies and expand and enhance our product offerings. Growth through acquisitions has several identifiable risks, including difficulties associated with successfully integrating the previously distinct businesses into our organization, the substantial management time devoted to integrating personnel, technology and entire companies, the possibility that we might not be successful in retaining the employees of the acquired companies, undisclosed liabilities, the failure to realize anticipated benefits (such as cost savings and synergies) and issues related to integrating acquired technology or content into our products (such as unanticipated expenses). Realization of any of these risks in connection with any technology acquisition and/or asset purchase we have entered into, or may enter into, could have a material adverse effect on our business, operating results and financial condition.

If we become subject to intellectual property infringement claims, these claims could be costly and time-consuming to defend, divert management's attention, cause product delays and have an adverse effect on our revenues and net income.

We expect that software product developers and providers of software in markets similar to our target markets will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. Any claims, with or without merit, could be costly and time-consuming to defend, divert our management's attention, or cause product delays. We have no patents or patent applications that we could use defensively against any company bringing such a claim. If any of our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

Power system shortages and outages in California may result in harm to our operations due to a disruption of our development and administrative activities.

Over the past several years, California has experienced an energy crisis resulting in significant power shortages and outages. A sustained failure or frequent power failures could disrupt our operations and the operations of our third party service providers, which would limit our ability to provide our products and services to our customers, harming our customer relationships, and having an adverse effect on our operating results.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will," or the negative of such terms, or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholder. Accordingly, we will not receive any proceeds from the sale of the shares by the selling stockholder.

SELLING STOCKHOLDER

The selling stockholder owns all of the common shares registered for sale pursuant to this prospectus. All of the shares offered by the selling stockholder were acquired pursuant to a Securities Purchase Agreement providing for our private sale of the shares to the selling stockholder. The shares represent approximately 0.9% percent of our outstanding capitalization as of the date of this prospectus. The selling stockholder does not have a material relationship with us.

The following table sets forth certain information regarding the beneficial ownership of the common stock, as of September 25, 2003, of the selling stockholder. Because the selling stockholder may sell all or some portion of the shares of common stock beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares of common stock beneficially owned by it, all or a portion of the shares of common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares. Percentage ownership is based on the total number of shares of our common stock outstanding as of September 25, 2003.
Name of Selling Stockholder	Shares Beneficially Owned Prior To The Offering	Shares Being Offered by this Prospectus
	Shares	Percent
Canadian Imperial Holdings Inc.	479,100	0.9%	479,100

We are registering the shares for resale by the selling stockholder in accordance with certain registration rights granted to the selling stockholder. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the selling stockholder will pay any fees and disbursements of its counsel, underwriting discounts, selling commissions, and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling stockholder has agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

The selling stockholder may sell the shares of common stock on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. When used in this prospectus, "selling stockholder" includes donees and pledgees selling shares received from the named selling stockholder after the date of this prospectus. We will pay all expenses associated with registering the selling stockholder's shares. The selling stockholder will pay any brokerage commissions and similar expenses attributable to the sale of the shares, including legal fees incurred by the selling stockholder.

The selling stockholder or its successors may sell all of the shares of our common stock offered by this prospectus from time to time in transactions in the over-the-counter market through the Nasdaq Stock Market, on one or more other securities markets or exchanges, or in privately negotiated transactions. The selling stockholder may sell the shares offered by this prospectus at fixed prices, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholder may use any one or more of the following methods when selling the shares offered by this prospectus:

  a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;
  an exchange distribution in accordance with the rules of such exchange;
  ordinary brokerage transactions and transactions in which the broker solicits purchases;
  privately negotiated transactions;
  short sales;
  put or call option transactions;
  loans or pledges of the shares;
  hedging or similar transactions;
  transactions in which broker-dealers may agree with the selling shareholders to sell a specified number of the shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

The selling stockholder may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. The selling stockholder may, from time to time, authorize underwriters acting as their agents to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling stockholder in amounts to be negotiated immediately prior to sale. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Offers and sales may also be made directly by the selling stockholder, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling stockholder, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

Under the Securities Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of 2 business days before the commencement of such distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus available to the selling stockholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

We will file a supplement to this prospectus, if required, pursuant to Rule 424 under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer.

We have also agreed to indemnify the selling stockholder against liabilities based on any untrue or alleged untrue statements of material fact in this prospectus or the related registration statement or on any omission or alleged omission of a material fact required to be included in this prospectus or the registration statement or necessary to make the statements herein and therein not misleading.

All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

There is no assurance that the selling stockholder will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

LEGAL MATTERS

For the purpose of this offering, Cooley Godward LLP, Palo Alto, California is giving an opinion of the validity of the common stock offered by this prospectus.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Chordiant Software, Inc. for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Prime Response, Inc. as of December 31, 2000 and 1999 and each of the three years in the period ended December 31, 2000 included  in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of On Demand, Inc. at September 30, 2001 and 2000 and for each of the two years ended in the period ended September 30, 2001 appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
Securities and Exchange Commission registration fee	$78.02
Legal fees and expenses	$5,000.00
Accountants' fees	$15,000.00
Miscellaneous	$15,000.00

Total	$35,078.02

The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated.

Item 15. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Registrant's Amended and Restated Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

In connection with this offering, the selling stockholder has agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling stockholder and contained herein up to a maximum of the net proceeds received by the selling stockholder from the sale of its shares hereunder.

Item 16. Exhibits

Exhibit No.	Description of Document
4.1

Securities Purchase Agreement by and between Chordiant and Canadian Imperial Holdings Inc. dated May 29, 2002 (filed as Exhibit 10.21 to Chordiant's Quarterly Report on Form 10-Q for the period ended March 31, 2002, which Exhibit 10.21 is incorporated herein by reference).*

5.1	Opinion of Cooley Godward LLP.*
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ernst & Young LLP
23.4	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.*
24.1	Power of Attorney. See signature page.*

* Previously filed

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cupertino, State of California, this 23rd day of September, 2002.

Chordiant Software, Inc.

(Registrant)

By: /s/ Stephen Kelly

Stephen Kelly

Chief Executive Officer

(Principal Executive Officer)

POWER OF ATTORNEY

Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints Stephen Kelly and Steve G. Vogel, and each or any one of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Stephen Kelly Stephen Kelly	Chief Executive Officer and Director	September 25, 2003
/s/ Steve G. Vogel Steve G. Vogel	Chief Financial Officer, Chief Accounting Officer and Secretary (Principal Financial and Accounting Officer)	September 25, 2003
/s/ Samuel T. Spadafora ** Samuel T. Spadafora	Chairman of the Board	September 25, 2003
/s/ Kathryn C. Gould ** Kathryn C. Gould	Director	September 25, 2003
/s/ William E. Ford ** William E. Ford	Director	September 25, 2003
/s/ David R. Springett ** David R. Springett	Director	September 25, 2003
/s/ George Reyes ** George Reyes	Director	September 25, 2003

** By Stephen Kelly under power of attorney

INDEX TO EXHIBITS
Exhibit No.	Description of Document
4.1

Securities Purchase Agreement by and between Chordiant and Canadian Imperial Holdings Inc. dated May 29, 2002 (filed as Exhibit 10.21 to Chordiant's Quarterly Report on Form 10-Q for the period ended March 31, 2002, which Exhibit 10.21 is incorporated herein by reference).*

5.1	Opinion of Cooley Godward LLP.*
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ernst & Young LLP
23.4	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.*
24.1	Power of Attorney. See signature page.*

* Previously filed